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No. 812-13603

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2 TO
APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 57(c) and 57(i) OF THE INVESTMENT COMPANY ACT OF 1940, AND RULE 17d-1 UNDER THE ACT TO PERMIT CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 57(a)(2) and 57(a)(4) OF THE ACT AND UNDER SECTION 17(d) OF THE ACT AND RULE 17d-l UNDER THE ACT AUTHORIZING CERTAIN JOINT TRANSACTIONS.

ARES CAPITAL CORPORATION, ARES CAPITAL MANAGEMENT LLC, ARES MANAGEMENT LLC, ARES MANAGEMENT LIMITED, ARES MANAGEMENT, L.P., ARES MANAGEMENT II, L.P., ARES INSTITUTIONAL LOAN FUND GP, LLC, ARES CLO MANAGEMENT IIR, L.P., ARES CLO MANAGEMENT IIIR/IVR, L.P., ARES CLO MANAGEMENT V, L.P., ARES CLO MANAGEMENT VR, L.P., ARES CLO MANAGEMENT VI, L.P., ARES CLO MANAGEMENT VIR, L.P., ARES CLO MANAGEMENT VII, L.P., ARES CLO MANAGEMENT VIII, L.P., ARES CLO MANAGEMENT IX, L.P., ARES CLO MANAGEMENT X, L.P., ARES CLO MANAGEMENT XI, L.P., ARES CLO MANAGEMENT XII, L.P., ARES ENHANCED LOAN MANAGEMENT, L.P., ARES ENHANCED LOAN MANAGEMENT IR, L.P., ARES ENHANCED LOAN MANAGEMENT IR-B, L.P., ARES ENHANCED LOAN MANAGEMENT II, L.P., ARES ENHANCED LOAN MANAGEMENT III, L.P., ARES ENHANCED LOAN INVESTMENT STRATEGY ADVISOR IV, L.P., ASSF OPERATING MANAGER II, LLC, ASSF MANAGEMENT II, L.P., ARES SPC HOLDINGS, L.P., ARES SPC GP HOLDINGS LLC, ARES HIGH YIELD CSO MANAGEMENT, L.P., ARES HIGH YIELD CSO MANAGEMENT II, L.P., ARES PRIVATE ACCOUNT MANAGEMENT I, L.P., ARES ENHANCED CREDIT OPPORTUNITIES GP, LLC, ARES ENHANCED CREDIT OPPORTUNITIES FUND MANAGEMENT, L.P., ASSF OPERATING MANAGER, LLC, ARES CSF OPERATING MANAGER I, LLC, ACOF OPERATING MANAGER, L.P., ACOF OPERATING MANAGER II, L.P., ACOF OPERATING MANAGER III, LLC, ARES CAPITAL EURO GP, L.P., ARES STRATEGIC INVESTMENT GP, LLC, ARES STRATEGIC INVESTMENT MANAGEMENT LLC, IVY HILL ASSET MANAGEMENT L.P., ARES LEVERAGED INVESTMENT FUND (U.S.), L.P., ARES LEVERAGED INVESTMENT FUND (CAYMAN), L.P., ARES LEVERAGED INVESTMENT FUND, L.P., ARES LEVERAGED INVESTMENT CORP., ARES LEVERAGED INVESTMENT FUND II, L.P., ARES LEVERAGED INVESTMENT CORP. II, ARES INSTITUTIONAL OFFSHORE LOAN FUND, B.V., ARES INSTITUTIONAL LOAN FUND, L.P., ARES INSTITUTIONAL LOAN FUND B.V., ARES IIR CLO LTD., ARES III CLO LTD., ARES IIIR/IVR CLO LTD., ARES V CLO LTD., ARES VR CLO LTD., ARES VI CLO LTD., ARES VIR CLO LTD., ARES VII CLO LTD., ARES VIII CLO LTD., ARES IX CLO LTD., ARES X CLO LTD., ARES XI CLO LTD., ARES XII CLO LTD., ARES EURO CLO I B.V., ARES EUROPEAN CLO II B.V., ARES WHITESOX CLO, LTD., ARES ENHANCED LOAN INVESTMENT STRATEGY, LTD., ARES ENHANCED LOAN INVESTMENT STRATEGY IR LTD., ARES ENHANCED LOAN INVESTMENT STRATEGY IR-B, LTD., ARES ENHANCED LOAN INVESTMENT STRATEGY II LTD., ARES ENHANCED LOAN INVESTMENT STRATEGY III, LTD., ARES ENHANCED LOAN INVESTMENT STRATEGY III EURO B.V., ARES ENHANCED LOAN INVESTMENT STRATEGY V B.V., ARES ENHANCED LOAN INVESTMENT STRATEGY VI, L.P., ARES SPC LUXEMBOURG S.À.R.L., ARES HIGH YIELD CSO I PLC, ARES HIGH YIELD CSO LTD., CONFLUENT 2 LIMITED, ARES ENHANCED CREDIT OPPORTUNITIES FUND, L.P., ARES ENHANCED CREDIT OPPORTUNITIES OFFSHORE FUND, LTD., ARES ENHANCED CREDIT OPPORTUNITIES MASTER FUND, L.P., ARES ENHANCED CREDIT OPPORTUNITIES FUND LTD., GLOBAL LOAN OPPORTUNITIES FUND B.V., ARES SPECIAL SITUATIONS FUND, L.P., DF US BD HOLDINGS LLC, ARES SPECIAL SITUATIONS FUND I-B, L.P., DF US BD HOLDINGS I-B LLC, ARES CREDIT STRATEGIES FUND I, L.P., ARES CORPORATE

OPPORTUNITIES FUND, L.P., ARES CORPORATE OPPORTUNITIES FUND II, L.P., ARES CORPORATE OPPORTUNITIES FUND III, L.P., AF II US BD HOLDINGS L.P., AF III US BD HOLDINGS L.P., ARES CAPITAL EUROPE LIMITED, ARES CAPITAL EUROPEAN INVESTMENTS LIMITED, ARES CAPITAL EUROPE, L.P., ARES CAPITAL EUROPE (LUXEMBOURG) S.À.R.L., ARES INVESTMENTS SSF HOLDINGS, L.P., ARES STRATEGIC INVESTMENT PARTNERS LTD., ARES STRATEGIC INVESTMENT PARTNERS OFFSHORE LTD., ARES STRATEGIC INVESTMENT PARTNERS EUROPE B.V., ARES STRATEGIC INVESTMENT PARTNERS, L.P., IVY HILL MIDDLE MARKET CREDIT FUND, LTD., IVY HILL MIDDLE MARKET CREDIT FUND II, LTD., COLTS 2005-1 LTD., COLTS 2005-2 LTD., COLTS 2007-1 LTD., FIRSTLIGHT FUNDING I, LTD.

280 Park Avenue, 22nd Floor
Building East
New York, NY 10017

and

2000 Avenue of the Stars, 12th Floor
Los Angeles, CA 90067

All Communications, Notices and Orders to:
Michael Arougheti
President
Ares Capital Corporation
280 Park Avenue, 22nd Floor
Building East
New York, NY 10017
(212) 750-7300

and

Michael Weiner
General Counsel
Ares Capital Corporation
2000 Avenue of the Stars, 12th Floor
Los Angeles, CA 90067
(310) 201-4200

Copies to:
Monica Shilling Proskauer Rose LLP 2049 Century Park East, 32nd Floor Los Angeles, CA 90067 (310) 557-2900	Steven B. Boehm Sutherland Asbill & Brennan LLP 1275 Pennsylvania Avenue, N.W. Washington, D.C. 20004 (202) 383-0100

January 7, 2010

ii

 UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

In the Matter of:	)
ARES CAPITAL CORPORATION, ARES	)
CAPITAL MANAGEMENT LLC, ARES	)
MANAGEMENT LLC, ARES MANAGEMENT	)
LIMITED, ARES MANAGEMENT, L.P., ARES
MANAGEMENT II, L.P., ARES INSTITUTIONAL
LOAN FUND GP, LLC, ARES CLO
MANAGEMENT IIR, L.P., ARES CLO
MANAGEMENT IIIR/IVR, L.P., ARES CLO
MANAGEMENT V, L.P., ARES CLO
MANAGEMENT VR, L.P., ARES CLO
MANAGEMENT VI, L.P., ARES CLO
MANAGEMENT VIR, L.P., ARES CLO
MANAGEMENT VII, L.P., ARES CLO
MANAGEMENT VIII, L.P., ARES CLO
MANAGEMENT IX, L.P., ARES CLO	) ) ) ) ) ) ) ) ) ) ) )	APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 57(c) and 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT AUTHORIZING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 57(a)(2) and 57(a)(4) OF THE ACT AND UNDER SECTION 17(d) OF THE ACT AND RULE 17d-l UNDER THE ACT AUTHORIZING CERTAIN JOINT TRANSACTIONS.
MANAGEMENT X, L.P., ARES CLO	)
MANAGEMENT XI, L.P., ARES CLO	)
MANAGEMENT XII, L.P., ARES ENHANCED	)
LOAN MANAGEMENT, L.P., ARES ENHANCED	)
LOAN MANAGEMENT IR, L.P., ARES	)
ENHANCED LOAN MANAGEMENT IR-B, L.P.,	)
ARES ENHANCED LOAN MANAGEMENT II,	)
L.P., ARES ENHANCED LOAN MANAGEMENT	)
III, L.P., ARES ENHANCED LOAN	)
INVESTMENT STRATEGY ADVISOR IV, L.P.,	)
ASSF OPERATING MANAGER II, LLC, ASSF	)
MANAGEMENT II, L.P., ARES SPC HOLDINGS,	)
L.P., ARES SPC GP HOLDINGS LLC, ARES	)
HIGH YIELD CSO MANAGEMENT, L.P., ARES	)
HIGH YIELD CSO MANAGEMENT II, L.P.,	)
ARES PRIVATE ACCOUNT MANAGEMENT I,	)
L.P., ARES ENHANCED CREDIT	)
OPPORTUNITIES GP, LLC, ARES ENHANCED	)
CREDIT OPPORTUNITIES FUND	)
MANAGEMENT, L.P., ASSF OPERATING	)
MANAGER, LLC, ARES CSF OPERATING	)
MANAGER I, LLC, ACOF OPERATING	)
MANAGER, L.P., ACOF OPERATING	)
MANAGER II, L.P., ACOF OPERATING	)

1

MANAGER III, LLC, ARES CAPITAL EURO GP,	)
L.P., ARES STRATEGIC INVESTMENT GP, LLC,	)
ARES STRATEGIC INVESTMENT	)
MANAGEMENT LLC, IVY HILL ASSET	)
MANAGEMENT L.P., ARES LEVERAGED	)
INVESTMENT FUND (U.S.), L.P., ARES	)
LEVERAGED INVESTMENT FUND (CAYMAN),	)
L.P., ARES LEVERAGED INVESTMENT FUND,	)
L.P., ARES LEVERAGED INVESTMENT CORP.,	)
ARES LEVERAGED INVESTMENT FUND II,	)
L.P., ARES LEVERAGED INVESTMENT CORP.	)
II, ARES INSTITUTIONAL OFFSHORE LOAN	)
FUND, B.V., ARES INSTITUTIONAL LOAN	)
FUND, L.P., ARES INSTITUTIONAL LOAN	)
FUND B.V., ARES IIR CLO LTD., ARES III CLO	)
LTD., ARES IIIR/IVR CLO LTD., ARES V CLO	)
LTD., ARES VR CLO LTD., ARES VI CLO LTD.,	)
ARES VIR CLO LTD., ARES VII CLO LTD.,	)
ARES VIII CLO LTD., ARES IX CLO LTD., ARES	)
X CLO LTD., ARES XI CLO LTD., ARES XII CLO	)
LTD., ARES EURO CLO I B.V., ARES	)
EUROPEAN CLO II B.V., ARES WHITESOX	)
CLO, LTD., ARES ENHANCED LOAN	)
INVESTMENT STRATEGY, LTD., ARES	)
ENHANCED LOAN INVESTMENT STRATEGY	)
IR LTD., ARES ENHANCED LOAN	)
INVESTMENT STRATEGY IR-B, LTD., ARES	)
ENHANCED LOAN INVESTMENT STRATEGY II	)
LTD., ARES ENHANCED LOAN INVESTMENT	)
STRATEGY III, LTD., ARES ENHANCED LOAN	)
INVESTMENT STRATEGY III EURO B.V., ARES	)
ENHANCED LOAN INVESTMENT STRATEGY V	)
B.V., ARES ENHANCED LOAN INVESTMENT	)
STRATEGY VI, L.P., ARES SPC LUXEMBOURG	)
S.À.R.L., ARES HIGH YIELD CSO I PLC, ARES	)

2

HIGH YIELD CSO LTD., CONFLUENT 2)
LIMITED, ARES ENHANCED CREDIT	)
OPPORTUNITIES FUND, L.P., ARES	)
ENHANCED CREDIT OPPORTUNITIES	)
OFFSHORE FUND, LTD., ARES ENHANCED	)
CREDIT OPPORTUNITIES MASTER FUND, L.P.,	)
ARES ENHANCED CREDIT OPPORTUNITIES	)
FUND LTD., GLOBAL LOAN OPPORTUNITIES	)
FUND B.V., ARES SPECIAL SITUATIONS FUND,	)
L.P., DF US BD HOLDINGS LLC, ARES SPECIAL	)
SITUATIONS FUND I-B, L.P., DF US BD	)
HOLDINGS I-B LLC, ARES CREDIT	)
STRATEGIES FUND I, L.P., ARES CORPORATE	)
OPPORTUNITIES FUND, L.P., ARES	)
CORPORATE OPPORTUNITIES FUND II, L.P.,	)
ARES CORPORATE OPPORTUNITIES FUND III,	)
L.P., AF II US BD HOLDINGS L.P., AF III US BD	)
HOLDINGS L.P., ARES CAPITAL EUROPE	)
LIMITED, ARES CAPITAL EUROPEAN	)
INVESTMENTS LIMITED, ARES CAPITAL	)
EUROPE, L.P., ARES CAPITAL EUROPE	)
(LUXEMBOURG) S.À.R.L., ARES	)
INVESTMENTS SSF HOLDINGS, L.P., ARES	)
STRATEGIC INVESTMENT PARTNERS LTD.,	)
ARES STRATEGIC INVESTMENT PARTNERS	)
OFFSHORE LTD., ARES STRATEGIC	)
INVESTMENT PARTNERS EUROPE B.V., ARES	)
STRATEGIC INVESTMENT PARTNERS, L.P.,	)
IVY HILL MIDDLE MARKET CREDIT	)
FUND, LTD., IVY HILL MIDDLE MARKET	)
CREDIT FUND II, LTD., COLTS 2005-1 LTD.,	)
COLTS 2005-2 LTD., COLTS 2007-1 LTD.,	)

3

FIRSTLIGHT FUNDING I, LTD. )
)
280 Park Avenue, 22nd Floor )
Building East )
New York, NY 10017)
(212) 750-7300)
)
File No. 812-13603)
Investment Company Act of 1940)
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INTRODUCTION

        The following entities hereby request an order (the "Order") of the U.S. Securities and Exchange Commission (the "Commission") pursuant to Sections 57(c) and 57(i) of the Investment Company Act of 1940 (the "Act"),1 and Rule 17d-l promulgated under the Act,2 authorizing certain joint transactions that otherwise may be prohibited by Sections 57(a)(2) and 57(a)(4):

  •
  Ares Capital Corporation ("ARCC"),

  •
  Ivy Hill Asset Management L.P. ("Ivy Hill Management"), an investment manager that is a portfolio company indirectly owned by ARCC,

  •
  Ivy Hill Middle Market Credit Fund, Ltd. ("Ivy Hill I") and Ivy Hill Middle Market Credit Fund II, Ltd. ("Ivy Hill II," and together with Ivy Hill I, the "Ivy Hill Funds")3, which are managed by Ivy Hill Management,

  •
  CoLTS 2005-1 Ltd., CoLTS 2005-2 Ltd. and CoLTS 2007-1 Ltd., substantially all of the assets of each is managed by Ivy Hill Management, (the assets managed by Ivy Hill Management, collectively, the "CoLTS Funds"),

  •
  Firstlight Funding I, Ltd., substantially all of the assets of which are managed by Ivy Hill Management (the assets managed by Ivy Hill Management, "Firstlight"),

  •
  Ares Capital Management LLC, ARCC's investment adviser ("ACM"),

  •
  Ares Management LLC, an investment adviser affiliated with ACM, (together with all of the Affiliated Investment Managers (as defined below) that manage Existing Affiliated Funds (as defined below) and any future investment managers controlling, controlled by, or under common control with Ares Management LLC (other than ACM) that manage Future Affiliated Funds (as defined below), "Ares Management"),

Unless otherwise indicated, all section references herein are to the Act.

Unless otherwise indicated, all rule references herein are to rules under the Act.

Definitions in the singular include the plural, and in the plural include the singular.

4

  •
  Ares Management Limited, Ares Management, L.P., Ares Management II, L.P., Ares Institutional Loan Fund GP, LLC, Ares CLO Management IIR, L.P., Ares CLO Management IIIR/IVR, L.P., Ares CLO Management V, L.P., Ares CLO Management VR, L.P., Ares CLO Management VI, L.P., Ares CLO Management VIR, L.P., Ares CLO Management VII, L.P., Ares CLO Management VIII, L.P., Ares CLO Management IX, L.P., Ares CLO Management X, L.P., Ares CLO Management XI, L.P., Ares CLO Management XII, L.P., Ares Enhanced Loan Management, L.P., Ares Enhanced Loan Management IR, L.P., Ares Enhanced Loan Management IR-B, L.P., Ares Enhanced Loan Management II, L.P., Ares Enhanced Loan Management III, L.P., Ares Enhanced Loan Investment Strategy Advisor IV, L.P., ASSF Operating Manager II, LLC, ASSF Management II, L.P., Ares SPC Holdings, L.P., Ares SPC GP Holdings LLC, Ares High Yield CSO Management, L.P., Ares High Yield CSO Management II, L.P., Ares Private Account Management I, L.P., Ares Enhanced Credit Opportunities GP, LLC, Ares Enhanced Credit Opportunities Fund Management, L.P., ASSF Operating Manager, LLC, Ares CSF Operating Manager I, LLC, ACOF Operating Manager, L.P., ACOF Operating Manager II, L.P., ACOF Operating Manager III LLC, Ares Capital Euro GP, L.P., Ares Strategic Investment GP, LLC, Ares Strategic Investment Management LLC (collectively, the "Affiliated Investment Managers"),4 and

  •
  Ares Leveraged Investment Fund (U.S.), L.P., Ares Leveraged Investment Fund (Cayman), L.P., Ares Leveraged Investment Fund, L.P., Ares Leveraged Investment Corp., Ares Leveraged Investment Fund II, L.P., Ares Leveraged Investment Corp. II, Ares Institutional Offshore Loan Fund, B.V., Ares Institutional Loan Fund, L.P., Ares Institutional Loan Fund B.V., Ares IIR CLO Ltd., Ares III CLO Ltd., Ares IIIR/IVR CLO Ltd., Ares V CLO Ltd., Ares VR CLO Ltd., Ares VI CLO Ltd., Ares VIR CLO Ltd., Ares VII CLO Ltd., Ares VIII CLO Ltd., Ares IX CLO Ltd., Ares X CLO Ltd., Ares XI CLO Ltd., Ares XII CLO Ltd., Ares Euro CLO I B.V., Ares European CLO II B.V., Ares Whitesox CLO, Ltd., Ares Enhanced Loan Investment Strategy, Ltd., Ares Enhanced Loan Investment Strategy IR Ltd., Ares Enhanced Loan Investment Strategy IR-B, Ltd., Ares Enhanced Loan Investment Strategy II Ltd., Ares Enhanced Loan Investment Strategy III, Ltd., Ares Enhanced Loan Investment Strategy III Euro B.V., Ares Enhanced Loan Investment Strategy V B.V., Ares Enhanced Loan Investment Strategy VI, L.P., Ares SPC Luxembourg S.À.R.L., Ares High Yield CSO I PLC, Ares High Yield CSO Ltd., Confluent 2 Limited, Ares Enhanced Credit Opportunities Fund, L.P., Ares Enhanced Credit Opportunities Offshore Fund, LTD., Ares Enhanced Credit Opportunities Master Fund, L.P., Ares Enhanced Credit Opportunities Fund Ltd., Global Loan Opportunities Fund B.V., Ares Special Situations Fund, L.P., DF US BD Holdings LLC, Ares Special Situations Fund I-B, L.P., DF US BD Holdings I-B LLC, Ares Credit Strategies Fund I, L.P., Ares Corporate Opportunities Fund, L.P., Ares Corporate Opportunities Fund II, L.P., Ares Corporate Opportunities Fund III, L.P., AF II US BD Holdings L.P., AF III US BD Holdings L.P., Ares Capital Europe Limited, Ares Capital European Investments Limited, Ares Capital Europe, L.P., Ares Capital Europe (Luxembourg) S.À.R.L., Ares Investments SSF Holdings, L.P., Ares Strategic Investment Partners Ltd., Ares Strategic Investment Partners Offshore Ltd., Ares Strategic Investment Partners Europe B.V., Ares Strategic Investment Partners, L.P. (collectively, the "Existing Affiliated Funds" and, together with ARCC, Ivy Hill Management, the Ivy Hill Funds, the CoLTS Funds, Firstlight, Ares Management and ACM, the "Applicants").

Affiliated Investment Managers are generally domestic corporations, domestic limited liability companies and domestic limited partnerships (or similar entities organized in foreign jurisdictions) and are in almost all cases directly or indirectly wholly owned by, or are directly or indirectly controlled by, Ares Management LLC. Ares Management LLC is a registered investment adviser; however, none of the Affiliated Investment Managers are registered under the Investment Advisers Act of 1940.

5

        In particular, the relief requested in this application (the "Application") would allow ARCC, the Ivy Hill Funds, the CoLTS Funds, Firstlight, and any other investment fund that ARCC or Ivy Hill Management (or any entity directly or indirectly controlled by ARCC or Ivy Hill Management within the meaning of Section 2(a)(9)) may in the future sponsor or provide investment management services to, as well as any other vehicles5 that may be established in the future that may invest on a side-by-side basis therewith or make an investment in lieu thereof for tax, legal or regulatory purposes to effect financing transactions with or on behalf of a Downstream Managed Fund (collectively, the "Future Downstream Managed Funds" and, together with the Ivy Hill Funds, the CoLTS Funds and Firstlight, the "Downstream Managed Funds, " and the Downstream Managed Funds together with ARCC, the "ARCC Funds"), on the one hand, and the Existing Affiliated Funds, and any future entities that Ares Management, ACM or an affiliated person (as defined in Section 2(a)(3)(C) of the Act ("Affiliate")) (other than Ivy Hill Management or any other investment manager that ARCC may in the future directly or indirectly control) of either may in the future sponsor or provide investment management services to, as well as any other vehicles6 that may be established in the future that may invest on a side-by-side basis therewith or make an investment in lieu thereof for tax, legal or regulatory purposes to effect financing transactions with or on behalf of an Affiliated Fund (each a "Future Affiliated Fund" and together with the Existing Affiliated Funds, the "Affiliated Funds"), on the other hand, to co-invest in the same investment opportunities where such investment would otherwise be prohibited under the Act (collectively, "Co-Investment Transactions").

        All existing entities that currently intend to rely on the Order have been named as Applicants and any future entities that may rely on the Order in the future will comply with its terms and conditions.

In certain cases a Downstream Managed Fund's constituent documents will provide the flexibility for the formation of a special purpose vehicle to invest side by side with a Downstream Managed Fund. These special purpose vehicles are generally formed because they are necessary or desirable from a tax, legal, accounting or regulatory perspective (for example, to address tax issues that a non-U.S. investor has in a fund that are not shared by other domestic investors in ARCC), or to facilitate participation in certain types of investments (for example, subsidiary corporations may be used to address tax issues that result from investing in a pass through entity like a partnership or a limited liability company). ARCC utilizes wholly owned subsidiaries to hold interests in certain of its portfolio companies (the "Blocker Subsidiaries"). All of the Blocker Subsidiaries are wholly owned by ARCC, either directly or indirectly, and, therefore, qualify for the exclusion from the definition of the term investment company pursuant to Section 3(c)(7). The Blocker Subsidiaries ordinarily are structured as Delaware corporations and hold certain investment assets that are structured as pass-through tax entities (such as partnership interests or limited liability company interests) in order to allow ARCC to continue to qualify as a RIC for tax purposes. The Blocker Subsidiaries are a method of tax planning frequently used by companies that have elected to be treated as RICs. Relief for these vehicles is necessary as they will also be controlled and managed by ARCC or Ivy Hill Management (or any entity directly or indirectly controlled by ARCC or Ivy Hill Management within the meaning of Section 2(a)(9)) and may invest side by side with the Affiliated Funds, which are persons described in Section 57(b)(2) of the Act.

6
The information set forth in footnote 5 above, regarding special purpose vehicles of Downstream Managed Funds, also applies for the special purpose vehicles established by Existing Affiliated Funds. Relief for these vehicles is necessary as they will also be controlled by Ares Management and may invest side by side with the ARCC Funds, which are persons described in Section 57(b)(2) of the Act.

 I.    APPLICANTS

A.    ARES CAPITAL CORPORATION

        ARCC is a specialty finance company that is a closed-end, non-diversified management investment company incorporated in Maryland. ARCC has elected to be regulated as a business development company ("BDC") under the Act.7 In addition, ARCC has qualified and elected to be treated as a regulated investment company ("RIC") under Subchapter M of the Internal Revenue Code of 1986 (the "Code") and intends to continue to qualify as a RIC in the future. ARCC's principal place of business is 280 Park Avenue, 22nd Floor, Building East, New York, NY 10017. In connection with its initial public offering, ARCC filed a registration statement on Form N-2 (File No. 333-114656) under the Securities Act of 1933. ARCC completed its initial public offering of its common stock, par value $0.001, on October 8, 2004 and has raised additional capital through subsequent equity offerings from time to time.

        ARCC's investment objective is to generate both current income and capital appreciation through debt and equity investments. ARCC invests primarily in U.S. middle market companies, where it believes the supply of primary capital is limited and investment opportunities are most attractive. ARCC invests primarily in first and second lien senior loans and mezzanine debt, which in some cases includes an equity component like warrants. To a lesser extent, ARCC makes equity investments. In addition, ARCC has the ability to provide "one stop" financing with the ability to invest capital across the balance sheet and hold larger investments than many of its competitors. The ability to underwrite, syndicate and hold larger investments (i) increases originated deal flow flexibility, (ii) may increase net income to ARCC and earnings for ARCC through syndication, (iii) broadens market relationships and deal flow and (iv) allows ARCC to optimize its portfolio composition.

        ARCC's business and affairs are managed under the direction of a board of directors (the "Board"). The Board currently consists of seven members, four of whom are not "interested persons" of ARCC as defined in Section 2(a)(19) of the Act (the "Independent Directors"). The Board has delegated daily management and investment authority to ACM pursuant to an investment advisory and management agreement (the "Investment Advisory Agreement"). Ares Operations LLC ("Ares Administration") serves as ARCC's administrator pursuant to an administration agreement.

B.    IVY HILL MANAGEMENT AND THE DOWNSTREAM MANAGED FUNDS

        ARCC's indirect wholly owned portfolio company, Ivy Hill Management, a Delaware limited partnership, manages the investment and reinvestment of the assets of the Downstream Managed Funds. Ivy Hill Management is not registered under the Investment Advisers Act of 1940 because it has had fewer than 15 clients during the course of the preceding twelve months.

        The Ivy Hill Funds are unconsolidated middle market credit funds. Ivy Hill I primarily invests in first and second lien bank debt of middle market companies. Ivy Hill I was initially funded in November 2007 with $404.0 million of capital including a $56.0 million investment by ARCC consisting of $40.0 million of Class B notes and $16.0 million of subordinated notes.

        On November 5, 2008, ARCC established a second unconsolidated middle market credit fund, Ivy Hill II. Ivy Hill II primarily invests in first and second lien and subordinated bank debt of middle market companies. Ivy Hill II was initially funded with $125.0 million of subordinated notes, and may grow over time with leverage.

7
Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Section 55(a)(1) through 55(a)(3) of the Act and makes available significant managerial assistance with respect to the issuers of such securities.

        The Ivy Hill Funds are Cayman Islands exempted companies with limited liability ("Cayman Companies").

        The CoLTS Funds are also Cayman Companies and are managed by Ivy Hill Management pursuant to sub-management agreements with each CoLTS Fund's respective manager. Each CoLTS Fund invests in the debt and debt securities of middle market companies.

        Firstlight is also a Cayman Company managed by Ivy Hill Management pursuant to a sub-management agreement with Firstlight's collateral manager. Firstlight invests in debt and debt securities of primarily middle market companies.

        The Ivy Hill Funds, the CoLTS Funds and Firstlight all rely on Section 3(c)(7) for an exclusion from regulation under the Act. As of September 30, 2009, Ivy Hill Management had total committed capital under management of over $2.0 billion.

C.    ARES CAPITAL MANAGEMENT LLC AND ARES ADMINISTRATION LLC

        ACM, a Delaware limited liability company that is registered under the Investment Advisers Act of 1940, serves as the investment adviser to ARCC pursuant to the Investment Advisory Agreement. Subject to the overall supervision of the Board, ACM manages the day-to-day operations of, and provides investment advisory and management services to, ARCC. Under the terms of the Investment Advisory Agreement, ACM determines the composition of ARCC's portfolio, the nature and timing of the changes to ARCC's portfolio and the manner of implementing such changes; identifies, evaluates and negotiates the structure of the investments ARCC makes (including performing due diligence on ARCC's prospective portfolio companies); closes and monitors the investments ARCC makes; and determines the investments and other assets that ARCC purchases, retains or sells.

        Pursuant to the administration agreement, Ares Administration furnishes ARCC with office equipment and clerical, bookkeeping and record keeping services at ARCC's office facilities. Under the administration agreement, Ares Administration also performs, or oversees the performance of, ARCC's required administrative services, which include, among other things, providing assistance in accounting, legal, compliance, operations, technology and investor relations, being responsible for the financial records that ARCC is required to maintain and preparing reports to ARCC's stockholders and reports filed with the Commission. In addition, Ares Administration assists ARCC in determining and publishing ARCC's net asset value, oversees the preparation and filing of ARCC's tax returns and the printing and dissemination of reports to ARCC's stockholders, and generally oversees the payment of ARCC's expenses and the performance of administrative and professional services rendered to ARCC by others.

        Both ACM and Ares Administration are wholly-owned direct subsidiaries of Ares Management LLC, Affiliates of which are the investment advisers to the Affiliated Funds.

D.    EXISTING AFFILIATED FUNDS

        As described below, the Existing Affiliated Funds are categorized into three groups (although the groups do not represent formal legal entities). All of the Existing Affiliated Funds are managed by an Affiliated Investment Manager.

        1.    Capital Markets Group.    The Ares Capital Markets Group currently manages the Existing Affiliated Funds and investment vehicles listed below that had in the aggregate approximately $18.3 billion of committed capital under management as of September 30, 2009, and focus primarily on syndicated senior secured loans, high yield bonds, distressed debt, other liquid fixed income investments and other publicly traded debt securities: Ares Leveraged Investment Fund (U.S.), L.P., Ares Leveraged Investment Fund (Cayman), L.P., Ares Leveraged Investment Fund, L.P., Ares Leveraged Investment Corp., Ares Leveraged Investment Fund II, L.P., Ares Leveraged Investment Corp. II, Ares Institutional Offshore Loan Fund, B.V., Ares Institutional Loan Fund, L.P., Ares Institutional Loan Fund B.V., Ares IIR CLO Ltd., Ares III CLO Ltd., Ares IIIR/IVR CLO Ltd., Ares IV CLO Ltd., Ares V CLO Ltd., Ares VR CLO Ltd., Ares VI CLO Ltd., Ares VIR CLO Ltd., Ares VII CLO Ltd., Ares VIII CLO Ltd., Ares IX CLO Ltd., Ares CLO X Ltd., Ares CLO XI Ltd., Ares CLO XII Ltd., Ares Euro CLO I B.V., Ares European CLO II B.V., Ares Whitesox CLO, Ltd., Ares Enhanced Loan Investment Strategy, Ltd., Ares Enhanced Loan Investment Strategy IR Ltd., Ares Enhanced Loan Investment Strategy IR-B, Ltd., Ares Enhanced Loan Investment Strategy II Ltd., Ares Enhanced Loan Investment Strategy III, Ltd., Ares Enhanced Loan Investment Strategy III Euro B.V., Ares Enhanced Loan Investment Strategy V, B.V., Ares Enhanced Loan Investment Strategy VI, L.P., Ares SPC Luxembourg S.À.R.L., Ares High Yield CSO I PLC, Ares High Yield CSO Ltd., Confluent 2 Limited, Ares Enhanced Credit Opportunities Fund L.P., Ares Enhanced Credit Opportunities Offshore Fund, Ltd., Ares Enhanced Credit Opportunities Master Fund, LP, Ares Enhanced Credit Opportunities Fund, Ltd., Ares Special Situations Fund, L.P., Global Loan Opportunities Fund B.V., DF US BD Holdings LLC, Ares Special Situations Fund I-B, L.P., DF US BD Holdings I-B LLC, Ares Credit Strategies Fund I, L.P., AF II US BD Holdings L.P., AF III US BD Holdings L.P., Ares Strategic Investment Partners Ltd., Ares Strategic Investment Partners Offshore Ltd., Ares Strategic Investment Partners Europe B.V., Ares Investments SSF Holdings, L.P., and Ares Strategic Investment Partners, L.P.

        2.    Private Debt Group.    The Ares Private Debt Group focuses primarily on non-syndicated first and second lien senior loans and mezzanine debt, which in some cases may include an equity component, and currently manages the assets of: (i) ARCC, which currently has approximately $4.7 billion of committed capital under management (including the Downstream Managed Funds and subject to leverage restrictions); and (ii) Ares' private debt middle-market financing activities in Europe, through the following subsidiaries of Ares Capital Europe, L.P. ("ACE LP"), which had approximately $1.2 billion of committed capital as of September 30, 2009: Ares Capital Europe Limited, Ares Capital European Investments Limited and Ares Capital Europe (Luxembourg) s.á.r.l. (collectively with ACE LP, "ACE"). The Ares Private Debt Group is a functional name that Ares uses to refer to one part of its business, which is conducted in part by ACM and its employees.

        3.    Private Equity Group.    The Ares Private Equity Group generally focuses on control-oriented investments or investments in under-capitalized companies or companies with capital structure issues in amounts substantially larger than those made by ARCC and currently manages Ares Corporate Opportunities Fund L.P., Ares Corporate Opportunities Fund II, L.P. and Ares Corporate Opportunities Fund III, L.P. (collectively referred to as "ACOF"), which together had more than $6.0 billion of total committed capital under management as of September 30, 2009.

        Each of the above Existing Affiliated Funds is a separate and distinct legal entity and each relies on the exemption from registration as an investment company under the Act provided by Section 3(c)(1) or 3(c)(7) of the Act.

        In addition, each of the Existing Affiliated Funds is a Delaware limited partnership or Delaware corporation except for:

  •
  Ares IIR CLO Ltd., Ares IIIR/IR CLO Ltd., Ares V CLO Ltd., Ares VR CLO Ltd., Ares VI CLO Ltd., Ares VIR CLO Ltd., Ares VII CLO Ltd., Ares VIII CLO Ltd., Ares IX CLO Ltd., Ares X CLO Ltd., Ares XI CLO Ltd., Ares XII CLO Ltd., Ares Enhanced Loan Investment Strategy, Ltd., Ares Enhanced Loan Investment Strategy IR Ltd., Ares Enhanced Loan Investment Strategy IR-B, Ltd., Ares Enhanced Loan Investment Strategy II Ltd., Ares Enhanced Loan Investment Strategy III, Ltd., Ares High Yield CSO Ltd., Ares Enhanced Credit Opportunities Offshore Fund, Ltd., Ares Enhanced Credit Opportunities Fund Ltd., Ares Whitesox CLO, Ltd., Ares Strategic Investment Partners Ltd. and Ares Strategic Investment Partners Offshore Ltd., each of which is a Cayman Company;

  •
  Ares Leveraged Investment Fund (Cayman), L.P., Ares Capital Europe, L.P. and Ares Credit Strategies I, L.P., each of which is a Cayman exempted limited partnership;

  •
  Global Loan Opportunities Fund B.V., Ares Euro CLO I B.V., Ares European CLO II B.V., Ares Institutional Offshore Loan Fund B.V., Ares Institutional Loan Fund B.V., Ares Enhanced Loan Investment Strategy III Euro B.V., Ares Enhanced Loan Investment Strategy V B.V. and Ares Strategic Investment Partners Europe B.V., each of which is a private company with limited liability incorporated under the laws of The Netherlands;

  •
  Ares Capital Europe Limited and Ares Capital European Investments Limited, each of which is a private company limited by shares incorporated under the laws of the United Kingdom & Wales;

  •
  Confluent 2 Limited, a single-member private company incorporated under the laws of the United Kingdom & Wales;

  •
  Ares SPC Luxembourg s.à.r.l. and Ares Capital Europe (Luxembourg) s.à.r.l, private companies with limited liability incorporated under the laws of Luxembourg; and

  •
  Ares High Yield CSO I PLC, an Irish public company with limited liability.

        The ARCC Funds and the Affiliated Funds require relief to co-invest because ACM and the Affiliated Investment Managers are under the common control of Ares Management LLC.

II.    RELIEF REQUESTED

A.    OVERVIEW

        Co-Investment Transactions involving one or more ARCC Funds, on the one hand, and one or more Affiliated Funds, on the other hand, arise in a number of scenarios, including Basic Co-Investment Transactions, Special Syndication Transactions, Board Approved Syndication Transactions, Joint Follow-On Transactions and Joint Exit Transactions, each of which is discussed below.

        Generally, opportunities for Co-Investment Transactions arise from time to time, when advisory personnel of ACM or Ares Management become aware of investment opportunities that may be appropriate for both an ARCC Fund and an Affiliated Fund. Upon issuance of the requested Order, in such cases, investment opportunities that are presented to an Affiliated Fund may be referred to an ARCC Fund and vice versa, and such investment opportunities may result in a Co-Investment Transaction. For each type of Co-Investment Transaction, a specific protocol applies, which is designed to ensure the fairness to the ARCC Fund of the specific type of Co-Investment Transaction.

B.    BASIC CO-INVESTMENT TRANSACTIONS

        A Basic Co-Investment Transaction occurs when, as described above, advisory personnel of ACM or Ares Management become aware of investment opportunities that may be appropriate for both ARCC and one or more Affiliated Fund and investment opportunities that are presented to an Affiliated Fund may be referred to ARCC and vice versa. For each such referral, ACM will independently analyze and evaluate the investment opportunity as to its appropriateness for ARCC. After ACM considers ARCC's investment objective and strategies, available funds, market conditions, regulatory requirements and other pertinent factors particular to ARCC (including applicable investment restrictions and the amount ARCC can invest in such investments), if it determines that the opportunity is appropriate for ARCC and an Affiliated Fund has confirmed its desire to also participate, ACM will forward the opportunity to a committee consisting of three of the four Independent Directors of ARCC's Board (the "Approval Committee") for consideration.

        With respect to Downstream Managed Funds, their respective investment managers will independently analyze and evaluate each investment opportunity referred to them by an Affiliated Fund. In connection with any type of Co-Investment Transaction between an Affiliated Fund, on the one hand, and a Downstream Managed Fund, on the other hand, the constituent documents for each of the Downstream Managed Funds require some form of independent approval of the transaction. Thus, each Downstream Managed Fund has an advisory committee with at least one member who is not affiliated with any ARCC Fund or Affiliated Fund (an "Independent Party") with veto power over investments. All Co-Investment Transactions between a Downstream Managed Fund and an Affiliated Fund must be approved by the respective Independent Party. For example, a Co-Investment Transaction between Ivy Hill I, on the one hand, and an Affiliated Fund, on the other hand, would require the approval of the Transaction Committee of Ivy Hill I's board of directors, which includes the independent members of that board. Similarly, a Co-Investment Transaction between either of CoLTS 2005-2 Ltd. or CoLTS 2007-1 Ltd., on the one hand, and an Affiliated Fund, on the other hand, would require the consent of a contractually specified Independent Party on the advisory committee of CoLTS 2005-2 Ltd. or CoLTS 2007-1 Ltd., respectively. Thus, in a Basic Co-Investment Transaction, if the applicable investment manager determines that the opportunity is appropriate for the Downstream Managed Fund and an Affiliated Fund has confirmed its desire to also participate, the investment manager will forward the opportunity to the respective Independent Party for consideration.

        The Affiliated Funds and their managers will not be obligated to refer investment opportunities to the ARCC Funds, and the ARCC Funds will not be obligated to co-invest when investment opportunities are referred to them. In addition, the ARCC Funds and their respective investment managers will not be obligated to refer investment opportunities to the Affiliated Funds, and the Affiliated Funds will not be obligated to co-invest when investment opportunities are referred to them. Nevertheless, it is expected that the ARCC Funds and the Affiliated Funds will participate in Co-Investment Transactions from time to time.

C.    SYNDICATION TRANSACTIONS

        1.    General.

        In the context of lending, "syndication" generally refers to an arrangement under which the amount to be borrowed by a prospective debtor in a specific financing transaction is to be allocated among more than one lender. A syndication is ordinarily led by a single lender, the "arranger," which distributes, or syndicates, portions of the loan to other members of the syndicate. The arranger may acquire the entire loan, as principal, and then sell portions of the loan to other participants in the syndicate. Alternatively, the arranger may acquire only its portion of the loan as a principal, and syndicate the remainder of the loan as agent of the borrower.

        2.    Types of Syndication Transactions.

        For purposes of this Application, Applicants categorize Syndication Transactions involving Co-Investment Transactions as Special Syndication Transactions and Board Approved Syndication Transactions (as defined below, and collectively, "Syndication Transactions"). Syndication Transactions arise when ACM becomes aware of investment opportunities that are appropriate for ARCC but are too large for ARCC to invest in by itself. In those transactions, the investment would be originated solely in the interest of ARCC. Only to the extent that ARCC lacks the capacity to absorb the entire investment opportunity, or that ACM determines that it is in the best interest of ARCC to limit its exposure in a particular investment scenario, would other lenders be considered for the investment.

        When ARCC determines to consider other lenders for an investment, ARCC will, in some cases, acquire the full amount of a debt issuance from the issuer and then syndicate a portion of it to others persons (a "Principal Syndication"), and in other cases, ARCC will act as lender and syndication arranger/agent, in which ARCC will make a loan to a borrower of less than the amount sought by the borrower and ARCC will obtain the balance of the loan by syndicating the balance to other persons (an "Agency Syndication").8 A Downstream Managed Fund may also complete a Principal Syndication or an Agency Syndication.

        In connection with a syndication transaction, an ARCC Fund may receive structuring or advisory income in addition to making a principal investment. These fees are normally paid to the ARCC Fund at the closing of the investment, are generally non-recurring and are recognized as revenue when earned upon closing of the investment. The services that the ARCC Fund's investment manager, ACM in the case of ARCC, provides vary by investment, but generally consist of reviewing the target company's existing credit facilities, arranging bank financing, arranging equity financing, structuring financing from multiple lenders, structuring financing from multiple equity investors, restructuring existing loans, raising equity and debt capital, and providing general financial advice, which concludes upon closing of the investment. In certain instances where the ARCC Fund acts as agent in a transaction and does not provide significant services in connection with the investment, a portion of loan fees paid to the ARCC Fund in such situations will be deferred and amortized over the estimated life of the loan. The ARCC Fund also generally receives commitment fees in an amount equal to a percentage of the capital committed by the ARCC Fund and these commitment fees are generally shared pro rata with third party participants.

        3.    Conditional Syndication Transactions.

        In Syndicated Transactions, certain of the ARCC Funds and Affiliated Funds may not be able to commit to acquire their portion of the loan for some period of time ("Noncommittal Period") following the closing of the syndication for other participants, in accordance with the requirements of their governing documents and/or management agreements (Syndication Transactions subject to a Noncommittal Period are referred to as "Conditional Syndication Transactions").9

        In Conditional Syndication Transactions, while pricing may be discussed at the outset of the syndication process, no agreement on price can be effected until certain terms and conditions described in the entities' governing documents are met. As a result, an ARCC Fund that is completing either a Principal Syndication or an Agency Syndication may have paid one price, and, when the Affiliated Fund's transaction closes, the Affiliated Fund may pay a different price, depending on the fair market value of the investment at that time.

8
Syndication transactions are a regular part of the lending environment in which ARCC and other commercial lenders operate. The syndication transactions in which ARCC currently participates may include downstream affiliates, third parties or a combination of both.

9
Noncommittal Periods for Conditional Syndication Transactions are usually not less than 90 days after origination of the investment, depending upon the governing documents of the parties involved in the transaction in question.

        4.    Ensuring fairness in Syndication Transactions.

        Upon issuance of the requested Order, after considering ARCC's investment objective and strategies, available funds, market conditions, regulatory requirements and other pertinent factors particular to ARCC (including applicable investment restrictions, regulatory requirements and the amount ARCC can invest in such investments), if ACM determines that it is appropriate for ARCC to syndicate a portion of the investment opportunity to an Affiliated Fund, ARCC will complete a Principal Syndication or an Agency Syndication. The following protocols are designed to ensure the fairness of these Syndication Transactions to ARCC: (1) where the price to be paid in the transaction is the price to be paid by at least two non-affiliated parties purchasing portions of the same investment opportunity on the same terms, at the same time (e.g., for a Conditional Syndication Transaction, at the end of the Noncommittal Period) (these are referred to as "Special Syndication Transactions"); or (2) if there are not at least two non-affiliated parties also syndicated to on the same terms, at the same time, where the Approval Committee, after appropriate consideration, approves it (which are referred to as "Board Approved Syndication Transactions"). Applicants believe that Approval Committee approval is not necessary for Special Syndication Transactions because in circumstances where a price is set externally on an arm's length basis by at least two non-affiliated parties, the fairness of the price has been determined and separate Approval Committee action is not necessary. Moreover, separate Approval Committee action in such cases would result in delay that could jeopardize completing the syndication in a manner that would be most advantageous to ARCC and its stockholders.

        Downstream Managed Funds would also be able to participate in Syndication Transactions with Affiliated Funds. Thus, Downstream Managed Funds could participate in Special Syndication Transactions if so permitted by their governing documents to the extent that their respective investment managers make the same determinations described above that are made by ACM in respect of ARCC (and subject to the requirements of their governing documents). Downstream Managed Funds could also participate in Board Approved Syndication Transactions to the extent that their respective Independent Parties approve such transactions.

D.    RATIONALE FOR BASIC CO-INVESTMENT TRANSACTIONS AND SYNDICATION TRANSACTIONS

        ARCC (and the Downstream Managed Funds) are currently the only investment vehicles sponsored by Ares Management or ACM that focus primarily on investments in illiquid first and second lien senior loans and mezzanine debt in U.S. private companies. While ACM does not currently provide investment advisory services to anyone else, its services to ARCC under the investment advisory and management agreement are not exclusive and, accordingly, it may in the future, consistent with its applicable fiduciary duties, furnish similar services to other entities, including entities with investment objectives similar to ARCC's investment objective.

        Though the primary investment focus of the ARCC Funds is different from that of the Affiliated Funds, there nonetheless may be investment opportunities appropriate for, and that meet the investment objectives of, both an ARCC Fund and one or more of the Affiliated Funds. For example, while the Existing Affiliated Funds (other than ACE, which primarily acquires debt of non-U.S. companies) that acquire senior debt primarily acquire syndicated or liquid debt, they may, on occasion, acquire illiquid debt in private companies. In addition, as noted above, from time to time ARCC will act as an agent on a particular credit facility, committing to all of the debt but syndicating some of its exposure to other lenders and receiving income in addition to making an investment in a portfolio company's debt. The ability to syndicate a portion of such debt or commitments to Affiliated Funds would give ARCC greater flexibility to pursue transactions where ARCC could act as agent in concert with making an investment consistent with ARCC's investment objective. Depending on prevailing market conditions, it would also result in increased income to ARCC, a wider universe of investment opportunities and a greater ability to structure deal terms that are favorable to ARCC, thereby enhancing value for its stockholders.

        Indeed, ARCC's inability to co-invest with the Existing Affiliated Funds could potentially result in the loss of beneficial investment opportunities for ARCC and, in turn, adversely affect ARCC's stockholders. For example, ARCC may lose some investment opportunities where it cannot provide "one-stop" financing to potential portfolio companies. In addition, the Code imposes diversification requirements on companies, such as ARCC, that seek certain favorable tax treatment under Subchapter M of the Code, and consequently in some circumstances ARCC,might not be able to commit to the entire amount of financing sought by a potential portfolio company. Companies may reject an offer of funding by ARCC due to ARCC's inability to commit the full amount of financing required by the company in a timely manner (i.e., without the delay that typically would be associated with obtaining single-transaction exemptive relief from the Commission). By reducing the number of occasions on which ARCC's investment limits require ACM to arrange a syndication with unaffiliated entities, ARCC would likely have to forego fewer appropriate investment opportunities, i.e., the ability of ARCC to co-invest with Affiliated Funds should increase the number of investment opportunities accessible to ARCC.

        Current credit market conditions have led to a decline in the availability of capital, making it more difficult for ARCC to raise capital while at the same time creating more opportunities for ARCC to make investments consistent with its investment objective and allowing ARCC to focus on transactions where its competitive advantages are strongest. The ability to commit larger amounts of financing to portfolio companies in a co-investment situation would give ARCC greater flexibility to make larger financing commitments, which would, in turn, increase income and provide better access to due diligence information for ARCC. In addition, increasing the opportunities available to ARCC with a co-investment structure would generate greater deal flow, broaden the market relationships of ARCC and allow ARCC to be more selective in choosing its investments so that ARCC can pursue the most attractive risk-adjusted investments and optimize its portfolio. Enhanced selectivity and more favorable deal terms, pricing and structure would also likely lead to closer relationships between portfolio companies and ARCC, all of which should create enhanced value for stockholders of ARCC.

        The Board believes that ARCC's investment adviser, ACM, is able to leverage the current investment platform, resources and existing relationships with financial sponsors, financial institutions, hedge funds and other investment firms of Ares Management and its affiliated companies (collectively, "Ares") to provide ARCC with attractive investment opportunities. In addition to deal flow, the Ares investment platform assists ACM in analyzing, structuring and monitoring investments. Ares' senior principals have worked together for over 11 years and have an average of over 20 years experience investing in senior loans, high yield bonds, mezzanine debt and private equity securities. ARCC has access to the Ares staff of approximately 100 investment professionals and to the approximately 150 administrative professionals employed by Ares who provide assistance in accounting, legal, compliance, operations, technology and investor relations. The ability to co-invest with the Affiliated Funds would give ARCC the opportunity to more effectively leverage these resources and greater flexibility to pursue attractive investments that would otherwise have been unavailable to ARCC.

        Ares Management and its controlled Affiliates that manage the Affiliated Funds are exposed to a large number of investment opportunities that could potentially be appropriate for and attractive to ARCC. Applicants believe that if ARCC were able to co-invest with the Affiliated Funds to the extent contemplated in this Application, ARCC could access potentially accretive investment opportunities that might not otherwise be available to it. In such cases, ACM would independently analyze the suitability of such potential investment vis-à-vis ARCC's investment objective and the state of its investment portfolio at that time. Based on such analyses (performed separately for each such investment proposal), ACM would determine which opportunities are consistent with ARCC's investment objective and present such opportunities (other than Special Syndication Transactions, which would not require Approval Committee approval) for the consideration of the Approval Committee in accordance with the terms of this Application.

        In addition, ACM will present to the Approval Committee, on a quarterly basis, a record of all investments made by Affiliated Funds during the preceding quarter that (i) fell within ARCC's then current investment objective and met certain criteria determined by the Approval Committee from time to time for the purpose of this reporting requirement related to the expected minimum rate of return, liquidity and size of the investment as well as any control or management rights available to ARCC and (ii) were not made available to ARCC, as well as an explanation of why the investment opportunities were not offered to ARCC. ARCC believes it is appropriate to set certain criteria related to minimum return, liquidity and size of investment as well as any control or management rights available to ARCC in connection with the provision of this information. Investment vehicles that are not subject to any leverage restrictions (like most of the Affiliated Funds) can pursue a lower return than what ARCC generally pursues given its leverage restrictions. The Affiliated Funds may also pursue investments with more liquidity, of a larger size or with less control over the portfolio company than ARCC generally pursues given its investment objective and BDC status. As discussed, co-investment would be in the best interests of stockholders of ARCC, and maintaining the described parameters ensures that the Approval Committee will be able to focus only on those opportunities in which ARCC may actually choose to invest instead of being overwhelmed by information relating to other opportunities that would not be pursued by ARCC. Such criteria may change over time as markets and ARCC's available capital change, and as a result ARCC believes that, for purposes of this reporting requirement, the Approval Committee should set the parameters from time to time, depending on market conditions and ARCC's available capital.

        The same rationale supporting ARCC's participation in Basic Co-Investment Transactions and Board Approved Syndication Transactions also applies to participation by the Downstream Managed Funds in Basic Co-Investment Transactions and Board Approved Syndication Transactions. Although the Downstream Managed Funds ordinarily will not have boards of directors in the traditional corporate sense or as contemplated under the Act, each Downstream Managed Fund has an Independent Party that will perform the same type of analyses and make the same types of determinations regarding a prospective Basic Co-Investment Transaction or Board Approved Syndication Transaction as ARCC's Approval Committee would perform under the circumstances indicated above.

        In addition to the foregoing, as described above, one or more ARCC Funds may also co-invest with the other ARCC Funds or with an Affiliated Fund. With respect to any Co-Investment Transaction among the ARCC Funds, no relief is required because the ARCC Funds' affiliation with each other results solely from ARCC's control of the Downstream Managed Funds. As a result, Co-Investment Transactions among the ARCC Funds would be exempt from the affiliated transaction prohibitions of Section 57(a) pursuant to Rule 57b-1.

E.    JOINT FOLLOW-ON TRANSACTIONS AND JOINT EXIT TRANSACTIONS

        1.    Mechanics.

        As a result of the expansion of the business of Ares and ARCC, there may be instances where an ARCC Fund and Affiliated Fund find themselves holding investments in the same portfolio company of the same or a different class, but where the respective acquisitions of those investments did not occur at the same time or otherwise implicate the joint transaction proscriptions of Section 57(a)(4). For example, from time to time, an ARCC Fund or an Affiliated Fund may acquire an investment portfolio, or Ivy Hill Management or an Affiliated Investment Manager may acquire an advisory contract in respect of an existing investment fund, that holds investments that overlap with the holdings of a fund on the "opposite side" (i.e., an Affiliated Fund for an ARCC Fund, and vice versa). In another scenario, an ARCC Fund may hold the same or different investment of the same issuer that is held by an Affiliated Fund, where the respective investments were acquired by the ARCC Fund, on the one hand, and the Affiliated Fund, on the other hand, under circumstances where there was no "jointness" connecting the respective acquisitions. The lack of "jointness" in the initial investment transactions could have arisen because those transactions were separated by time or were otherwise distinct in nature, or under other circumstances where the ARCC Fund or the Affiliated Fund was able to conclude that Section 57(a) was not implicated. Under both of the foregoing scenarios, no issue arose under Section 57 when the original investments were made, and it is possible that either or both funds may exit the investment or complete a follow-on investment also without implicating Section 57(a), in which case relief of the type being sought in this Application would not be required. If, however, either the ARCC Fund or the Affiliated Fund wishes to exit the investment, or make a follow-on investment in that portfolio company, and Section 57(a)(4) is implicated (those situations where Section 57(a)(4) was not implicated when the initial investments were made, but where Section 57(a)(4) is implicated in connection with the exit from, or additional acquisition of, such investment are referred to as "Joint Exit Transactions" and "Joint Follow-On Transactions," respectively), the following procedures must be followed to ensure fairness.

        2.    Ensuring Fairness in Joint Follow-On Transactions and Joint Exit Transactions.

        Upon issuance of the requested Order, Joint Follow-On Transactions and Joint Exit Transactions may arise as described above. In connection with Joint Follow-On Transactions and Joint Exit Transactions, the following protocols are designed to ensure the fairness of those transactions to the participating ARCC Fund: (1) where each of an ARCC Fund and an Affiliated Fund hold the same investment, Joint Exit Transactions and Joint Follow-On Transactions will be made in the same manner as dispositions from, and follow-on investments in connection with, Basic Co-Investment Transactions; (2) where each of an ARCC Fund and an Affiliated Fund hold different investments of the same issuer and the Affiliated Fund desires to make a follow-on investment, a Joint Follow-On Transaction will only be made to the extent that the ARCC Fund that did not hold the investment in question is also offered the opportunity to invest in the same investment at the same time and on the same terms as the fund completing the follow-on investment; and (3) where an Affiliated Fund seeks to exit in a transaction that implicates Section 57(a)(4) because of the participation in some fashion by an ARCC Fund, the Affiliated Fund may only exit to the extent that the ARCC Fund that did not hold the investment in question, is also offered the opportunity to exit its investment.10 The pricing in such Joint Exit Transactions for the ARCC Fund, if it determines to exit, would be negotiated to be based on the price paid by unaffiliated third-parties also seeking to exit the same investment, i.e., the market price of the investment in question. If there is no unaffiliated third party also exiting the investment and receiving a price, then the Approval Committee of ARCC, or the Independent Party of the Downstream Managed Fund, as applicable, must determine that the exit price to be received by the ARCC Fund is fair and in the best interests of the shareholders, in the case of ARCC, or the interest holders, in the case of a Downstream Managed Fund.

10
In both (2) and (3) above, where an ARCC Fund seeks to complete a follow-on transaction or exit an investment in which an Affiliated Fund holds a different investment in the same portfolio company, the ARCC Fund may proceed without regard to the Affiliated Fund.

F.     RATIONALE FOR JOINT EXIT AND JOINT FOLLOW-ON TRANSACTIONS

        As described above, an ARCC Fund and an Affiliated Fund may find themselves holding investments in the same portfolio company of the same or a different class, but where the respective acquisitions of those investments did not implicate the joint transaction proscriptions of Section 57(a)(4), and therefore the investments were not made through a Co-Investment Transaction. As the Co-Investment Transaction model is not implicated in these situations, a question arises as to how to ensure that an exit from or a follow-on investment in a portfolio company in this situation is made on terms that are fair and equitable and do not harm ARCC's shareholders or a Downstream Fund's interest holders, as applicable.

        A method for exiting and completing follow-on investments in the described situation may be necessary because at times it will be in the best interests of the shareholders of ARCC and the interest holders of the Downstream Managed Funds to be able to exit investments and complete follow-on investments. If the respective funds are not able to exit investments or complete follow-on investments, then the respective funds may be forced to hold an investment when it is no longer viewed as potentially accretive (in the case of exits) or when more attractive investment opportunities are available (in the case of follow-on investments).

        With respect to Joint Follow-On Transactions, Applicants believe that the conditions set forth herein would provide appropriate protection. The fact that the Joint Follow-On Transaction would be effected at a time when the ARCC Fund and the Affiliated Fund already have respective positions in the portfolio company would seem to be ably addressed by the requirement that the Approval Committee of ARCC's Board, or the Independent Party of a Downstream Managed Fund, as applicable, make certain findings regarding the fact that the proposed Joint Follow-On Transaction is in the best interests of ARCC's shareholders or a Downstream Managed Fund's interest holders, as applicable.

        With respect to Joint Exit Transactions, Applicants see no basis to impose greater restrictions than those that would be imposed under the traditional co-investment order templates. There will be times when it will be in the best interests of ARCC's shareholders, or a Downstream Managed Fund's interest holders, for the ARCC Fund to divest of a position also held by an Affiliated Fund. Assuming, as Applicants do here, that the ARCC Fund and the Affiliated Fund came to and have maintained their respective positions in the portfolio company separately (i.e., Section 57(a)(4) has not been implicated in their circumstances prior to seeking the disposition in question), the layering of additional conditions to a disposition would serve no shareholder protection or policy purpose. Stated differently, the fact that the various conditions typically imposed on the acquisition side of a co-investment program were not applicable to the disjointed acquisitions here should not impact or change the analysis. Those conditions have historically been imposed to ensure that investments made under circumstances which Congress in Section 57(a)(4) identified as presumptively abusive—i.e., where a BDC and an affiliate are acting jointly by investing in the same issuer in some concerted way—were the subject of a protocol designed to prevent the abuse through specific limitations and proactive board involvement, as appropriate. Where, as here, no such presumptively abusive transaction has occurred as a predicate, imposition of the conditions would seem to gratuitously impose a burden for a problem that does not exist. As a result, Applicants believe that applying conditions to the exit or follow-on investment, as applicable, itself, but not adding any other additional conditions, appropriately protects the interests of ARCC's shareholders and the Downstream Managed Funds' interest holders.

G.    APPLICABLE LAW

        1.    Sections 57(a)(4) and 57(i) of the Act, and Rule 17d-1 thereunder.

        Section 57(a)(4) makes it unlawful for any person who is related to a BDC in a manner described in Section 57(b), acting as principal, knowingly to effect any transaction in which the BDC is a joint or a joint and several participant with that person in contravention of rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by the BDC on a basis less advantageous than that of the other participant. Although the Commission has not adopted any rules expressly under Section 57(a)(4), Section 57(i) provides that the rules under Section 17(d) applicable to registered closed-end investment companies (e.g., Rule 17d-1) are, in the interim, deemed to apply to transactions subject to Section 57(a). Rule 17d-1, as made applicable to BDCs by Section 57(i), prohibits any person who is related to a BDC in a manner described in Section 57(b), as modified by Rule 57b-1, from acting as principal, from participating in, or effecting any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which the BDC is a participant, unless an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order entered prior to the submission of the plan or any modification thereof, to security holders for approval, or prior to its adoption or modification if not so submitted.

        2.    Section 57(b) of the Act and Rule 57b-1 thereunder.

        Section 57(b), as modified by Rule 57b-1, specifies the persons to whom the prohibitions of Section 57(a)(4) apply. These persons include the following: (1) any director, officer, employee, or member of an advisory board of a BDC or any person (other than the BDC itself) who is, within the meaning of Section 2(a)(3)(C), an affiliated person of any such person; or (2) any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC), or any person who is, within the meaning of Section 2(a)(3)(C) or (D) an affiliated person of such person.

        Rule 57b-1 under the Act exempts certain persons otherwise related to a BDC in a manner described in Section 57(b)(2) of the Act from being subject to the prohibitions of Section 57(a). Specifically, this rule states that the provisions of Section 57(a) shall not apply to any person: (a) solely because that person is directly or indirectly controlled by a BDC, or (b) solely because that person is directly or indirectly controlling, controlled by, or under common control with a person described in (a) of the rule or is an officer, director, partner, copartner, or employee of a person described in (a) of the rule.

        Section 2(a)(9) defines "control" as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. The statute also sets forth the interpretation that any person who owns beneficially, either directly or through one or more controlled companies, more than 25 percent of the voting securities of a company shall be presumed to control such company; any person who does not so own more than 25 percent of the voting securities of a company shall be presumed not to control such company; and a natural person shall be presumed not to be a controlled person.

        Sections 2(a)(3)(C) and (D) define an "affiliated person" of another person as: "(C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person."

        3.    Sections 57(c) and 57(a)(2).

        Section 57(c) provides that the Commission will exempt a proposed transaction from Section 57(a) if the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; and the proposed transaction is consistent with the policy of the business development company concerned and consistent with the general purposes of the Act. Applicants believe that the requested relief from Section 57(a)(2) meets these standards for the reasons discussed below.

        Section 57(a)(2) makes it unlawful for certain persons related to a BDC in the manner set forth in Section 57(b), acting as principal knowingly to purchase from the BDC or from any company controlled by the BDC any security (except securities of which the seller is the issuer).

H.    NEED FOR RELIEF

        Basic Co-Investment Transactions, Syndication Transactions, Joint Follow-On Transactions and Joint Exit Transactions would be prohibited by Section 57(a)(4) and Rule 17d-1 without a prior exemptive order of the Commission to the extent that the Affiliated Funds fall within the category of persons described by Section 57(b), as modified by Rule 57b-1 thereunder. The ARCC Funds and each of the Affiliated Funds may be deemed to be affiliated persons within the meaning of Section 2(a)(3) by reason of common control because (i) controlled Affiliates of Ares Management LLC manage each of the Affiliated Funds, (ii) Ares Management LLC controls ACM, which manages ARCC pursuant to the Investment Advisory Agreement and (iii) currently the Downstream Managed Funds are managed by, and pay advisory fees to, Ivy Hill Management, and in the future one or more Downstream Managed Fund may be managed by certain of ARCC's subsidiaries. Thus, each of the Affiliated Funds could be deemed to be a person related to the ARCC Funds in a manner described by Section 57(b) and therefore prohibited by Section 57(a)(4) and Rule 17d-1 from participating in Basic Co-Investment Transactions, Syndication Transactions, Joint Follow-On Transactions and Joint Exit Transactions.

        Further, those Special Syndication Transactions and Board Approved Syndication Transactions that are Principal Syndications, in which the ARCC Fund acquires the full amount of a debt issuance from the issuer and then sells a portion of it to an Affiliated Fund, could be prohibited by Section 57(a)(2) without a prior exemptive order of the Commission under Section 57(c). In those instances, the Affiliated Fund could be determined to knowingly purchase a security from a BDC.

I.     REQUESTED RELIEF

        Accordingly, Applicants respectfully request an Order of the Commission, subject to the terms set forth in the Application, pursuant to Sections 57(c) and 57(i) and Rule 17d-l to permit the ARCC Funds to participate in: (i) Basic Co-Investment Transactions; (ii) Special Syndication Transactions; (iii) Board Approved Syndication Transactions; (iv) Joint Follow-On Transactions; and (v) Joint Exit Transactions.

J.     APPLICANT'S LEGAL ANALYSIS

        In accordance with Rule 17d-1 (made applicable to BDCs pursuant to Section 57(i)), the Commission may grant the requested relief as to any particular joint transaction if it finds that the participation of the ARCC Funds (or any person they control) in the joint transaction is consistent with the provisions, policies and purposes of the Act and is not on a basis different from or less advantageous than that of other participants.

        As required by Rule 17d-1(b), the terms and conditions proposed in the Application ensure that the terms on which Basic Co-Investment Transactions, Special Syndication Transactions, Board Approved Syndication Transactions, Joint Follow-On Transactions and Joint Exit Transactions may be

made are consistent with the participation of the ARCC Funds being on a basis that it is neither different from nor less advantageous than other participants, thus protecting the stockholders or interest holders of any participant from being disadvantaged. For each Co-Investment Transaction, other than Special Syndication Transactions and Board Approved Syndication Transactions (which, as discussed above, will effectively be managed according to the needs of ARCC and, to the extent that they participate in such transactions, one or more of the Downstream Managed Funds), one or more of the ARCC Funds and one or more of the Affiliated Funds will be offered the opportunity to participate in the Co-Investment Transactions on identical terms and on a pro rata basis based on the total assets of the respective funds. Further, the terms and conditions will ensure that all such transactions are reasonable and fair to the ARCC Funds and the Affiliated Funds and do not involve overreaching by any person concerned, including ACM. The decision for ARCC to participate in any Co-Investment Transaction other than Special Syndication Transactions (which would not require separate Approval Committee approval, but would have an independent "market check" in the form of unaffiliated purchasers) will be based on the recommendation of ACM and the approval of the required majority (within the meaning of Section 57(o)) (the "Required Majority")11 of the Approval Committee, or in the case of any Downstream Managed Fund, based on the determination of its Independent Party.

        In addition, Section 57(c) authorizes the Commission to exempt a proposed transaction from Section 57(a)(2) if evidence establishes that: (1) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; and (2) the proposed transaction is consistent with the policy of the business development company concerned and consistent with the general purposes of the Act. In the case of Special Syndication Transactions and Board Approved Syndication Transactions that are Principal Syndications and therefore implicate Section 57(a)(2), the ARCC Fund will only effect such syndication if the ARCC Fund syndicates portions of the investment opportunity to at least two non-affiliated parties on same terms at the same time, or, if there are not at least two non-affiliated parties also syndicated to on the same terms at the same time, if the Approval Committee or Independent Party, as applicable, after appropriate consideration, approves it. As a result, the terms of these transactions, including the consideration to be paid or received, are by definition reasonable and fair and do not involve overreaching.

11
For purposes of this Application, the "Required Majority" is the unanimous vote of the Approval Committee, which consists of three of the four Independent Directors of ARCC's Board, which also constitutes a majority of the Independent Directors of ARCC and a majority of members of ARCC's Board who have no financial interest in such transaction, plan, or arrangement.

K.    PRECEDENTS

        The Commission has granted co-investment relief on numerous occasions in recent years.12 Although allocation formulae, approval procedures and presumptions may differ in detail as a result of circumstances and structures being different for each applicant, Applicants submit that the formulae and procedures set forth as conditions for the relief requested herein are consistent with the range of investor protection found in the cited orders.

12
Ridgewood Capital Energy Growth Fund, LLC, et. al. (File No. 812-13569), Release No. IC-28982 (Oct. 21, 2009) (order), Release No. IC-28931 (Sept. 25, 2009) (notice); Main Street Capital Corporation, et. al. (File No. 812-13438), Release No. IC-28295 (June 3, 2008) (order), Release No. IC-28265 (May 8, 2008) (notice); Gladstone Capital Corporation, et. al. (File No. 812-12934), Release No. IC-27150 (Nov. 22, 2005) (order), Release No. IC-27120 (October 25, 2005) (notice); meVC Draper Fisher Jurvetson Fund I, Inc., et al. (File No. 812-11998), Release No. IC-24556 (July 11, 2000) (order), Release No. IC- 24496 (June 13, 2000) (notice); Berthel Growth & Income Trust I, et al. (File No. 812-10830), Release No. IC-23864 (June 8, 1999) (order), Release No. IC- 23825 (May 12, 1999) (notice); Technology Funding Venture Capital Fund VI, LLC, et al. (File No. 812-11006), Release No. IC-23610 (Dec. 18, 1998) (order), Release No. IC- 23573 (Nov. 25, 1998) (notice); MACC Private Equities Inc., et al. (File No. 812-11148), Release No. IC-23518 (Nov. 3, 1998) (order), Release No. IC- 23478 (Oct. 6, 1998) (notice); Brantley Capital Corporation, et al. (File No. 812-10544), Release No. IC-22893 (Nov. 18, 1997) (order), Release No. IC-22864 (Oct. 21, 1997) (notice); Renaissance Capital Growth & Income Fund III. Inc. (File No. 812-10354), Release No. IC-22428 (Dec. 31, 1996) (order), Release No. IC-22378 (Dec. 6, 1996) (notice); Sherrv Lane Growth Fund. Inc. (File No. 812-10082), Release No. IC-22130 (Aug. 9, 1996) (order), Release No. IC-22060 (July 10, 1996) (notice); Access Capital Strategies Community Investment Fund. Inc. (File No. 812-9786), Release No. IC-21898 (Apr. 16, 1996) (order), Release No. IC-21836 (Mar. 20, 1996) (notice); Ridgewood Electric Power Trust III (File No. 812-9558), Release No. IC-21589 (Dec. 11, 1995) (order), Release No. IC-21472 (Nov. 3, 1995) (notice); MAC Private Equities Inc., (File No. 812-9028), Release No. IC20887 (Feb. 7, 1995) (order), Release No. IC-20831 (Jan. 12, 1995) (notice); Corporate Renaissance Group, Inc. (File No. 812-8978), Release No. IC-20690 (Nov. 8, 1994) (order), Release No. IC-20617 (Oct. 13, 1994) (notice); ML Venture, Partners II. L.P. (File No. 812-7841), Release No. IC-18700 (May 11, 1992) (order), Release No. IC-18652 (Apr. 13, 1992) (notice); Equus Capital Partners. L.P. (File No. 812-7272), Release No. IC-18105 (Apr. 18, 1991) (order), Release No. IC-18058 (Mar. 21, 1991) (notice); Equitable Capital, Partners, L.P. (File No. 812-7328), Release No. IC-17925 (Dec. 31, 1990) (order), Release No. IC-17894 (Dec. 5, 1990) (notice); Technology Funding Partners III, L.P. (File No. 812-7355), Release No. IC-17571 (July 5, 1990) (order), Release No. IC-17523 (June 6, 1990) (notice); Berkshire, Partners III, L.P., (File No. 812-7335), Release No. IC-17533 (June 14, 1990) (order), Release No. IC-17496 (May 17, 1990) (notice); ML-Lee Acquisition Fund II, L.P., (File No. 812-7133), Release No. IC-17123 (Sept. 1, 1989) (order), Release No. IC-17101 (Aug. 7, 1989) (notice); The Prospect Group Opportunity Fund, Inc., (File No. 812-7024), Release No. IC16841 (Feb. 27, 1989) (order), Release No. IC-16774 (Jan. 24, 1989) (notice).

L.    CONDITIONS

        Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.
(a)13 If considering an investment opportunity that could result in a Basic Co-Investment Transaction or Board Approved Syndication Transaction, ACM or, in the case of a Downstream Managed Fund, the Downstream Managed Fund's investment manager, as applicable, will make an independent determination of the appropriateness of the ARCC Fund's participation in such Co-Investment Transaction in light of such ARCC Fund's then-current circumstances.

(b)
If ACM deems ARCC's participation in any such investment opportunity to be appropriate for ARCC, it will then determine an appropriate level of investment for ARCC. For all Basic Co-Investment Transactions, if the aggregate amount recommended by ACM to be invested by ARCC in such Basic Co-Investment Transaction, together with the amount proposed to be invested by all Affiliated Funds in the same Basic Co-Investment Transaction, exceeds the amount of the investment opportunity, the amount of the investment opportunity will be allocated among them pro rata based on the amount that each such party would have invested if the amount of the investment opportunity was sufficient to satisfy each party's proposed investment. The foregoing procedures will also be followed by a Downstream Managed Fund's investment manager in connection with the participation by a Downstream Managed Fund in Basic Co-Investment Transactions. In connection with ARCC's participation in any Basic Co-Investment Transaction or Board Approved Syndication Transaction, ACM will provide the Required Majority with information concerning the Affiliated Funds' investment amounts to assist the Required Majority with their review of ARCC's investments for compliance with these allocation procedures. Similarly, in connection with a Downstream Managed Fund's participation in any Basic Co-Investment Transaction or Board Approved Syndication Transaction, a Downstream Managed Fund's investment manager will provide the Independent Party with information concerning the Affiliated Funds' investment amounts to assist the Independent Party with its review of the Downstream Managed Fund's investments for compliance with these allocation procedures.

(c)
After making the determinations required in (a) and (b) above, ACM, or the Downstream Managed Fund's investment manager, as the case may be, will distribute written information concerning the Basic Co-Investment Transaction or Board Approved Syndication Transaction, including the amount proposed to be invested by any Affiliated Fund, to the Approval Committee, or the Independent Party, as applicable, for their consideration. For Basic Co-Investment Transaction or Board Approved Syndication Transaction, an ARCC Fund will co-invest with an Affiliated Fund only if, prior to the ARCC Fund's participation in the Basic Co-Investment Transaction or Board Approved Syndication Transaction, in the case of ARCC, a Required Majority, or in the case of a Downstream Managed Fund, the Downstream Managed Fund's Independent Party, concludes that:

(i)
the terms of the Basic Co-Investment Transaction or Board Approved Syndication Transaction, including the consideration to be paid, are reasonable and fair and do not involve overreaching in respect of the ARCC Fund or its stockholders, in the case of ARCC, or its interest holders, in the case of a Downstream Managed Fund;

13
The following condition 1 applies to all proposed Basic Co-Investment Transactions and Board Approved Syndication Transactions, as detailed in the condition, but does not apply to Special Syndication Transactions.

    (ii)
    the Basic Co-Investment Transaction or Board Approved Syndication Transaction is consistent with:

    (A)
    the interests of ARCC's stockholders or a Downstream Managed Fund's interest holders, as applicable; and

    (B)
    the ARCC Fund's investment objective and strategies, (which in the case of ARCC shall be as described in ARCC's registration statements on Form N-2 and other filings made with the Commission by ARCC under the Securities Act of 1933, any reports filed by ARCC with the Commission under the Securities Exchange Act of 1934 and ARCC's reports to stockholders);

    (iii)
    the investment by the Affiliated Fund(s) would not disadvantage the ARCC Fund, and participation by the ARCC Fund is not on a basis different from or less advantageous than that of such Affiliated Fund(s); provided, that if an Affiliated Fund, but not the ARCC Fund, gains the right to nominate a director for election to a portfolio company's board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit the Required Majority, or, in the case of a Downstream Managed Fund, the Independent Party, from reaching the conclusions required by this condition (1)(c)(iii), if:

    (A)
    the Required Majority or Independent Party, as applicable, shall have the right to ratify the selection of such director or board observer, if any, and

    (B)
    in the case of ARCC, ACM agrees to, and does, and in the case of a Downstream Managed Fund, its investment manager agrees to, and does, provide periodic reports to ARCC's Approval Committee, or the Downstream Managed Fund's Independent Party, as applicable, with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company, subject to any applicable confidentiality restrictions; and

    (iv)
    the proposed investment by the ARCC Fund will not benefit ACM, Ares Management or any Affiliated Fund or any affiliated person thereof (other than the participating Affiliated Fund), except to the extent permitted under Sections 17(e) and 57(k) of the Act.

  (d)
  The ARCC Fund has the right to decline to participate in any Basic Co-Investment Transaction or to invest less than the amount offered to the ARCC Fund.

  (e)
  ACM will present to the Approval Committee, and each Downstream Managed Fund's investment manager will present to the Downstream Managed Fund's Independent Party that it manages, on a quarterly basis, a record of all investments made by Affiliated Funds during the preceding quarter that (i) fell within the ARCC Fund's then current investment objective and met certain criteria determined by the Approval Committee in the case of ARCC, or the Independent Party in the case of a Downstream Managed Fund, from time to time for the purpose of this reporting requirement related to the expected minimum rate of return, liquidity and size of the investment as well as any control or management rights available to the ARCC Fund and (ii) were not made available to the ARCC Fund, as well as an explanation of why the investment opportunities were not offered to the ARCC Fund. All information presented to the Approval Committee pursuant to this condition will be kept by ACM or ARCC for the life of ARCC and at least two years thereafter, and will be subject to examination by the Commission and its staff.

        2.     Except for follow-on investments made pursuant to condition 5 below, the ARCC Funds will not invest in any portfolio company in which ACM, Ares Management or any Affiliated Fund or any affiliated person thereof is an existing investor, if making such investment would violate Section 57(a).

        3.     The ARCC Funds will not participate in any Basic Co-Investment Transaction or Syndication Transaction unless the terms, conditions, price, class of investments to be purchased, settlement date and registration rights (if any) will be the same for the ARCC Fund and the Affiliated Fund participating in such transaction.14 The grant to an Affiliated Fund, but not an ARCC Fund, of the right to nominate a director for election to a portfolio company's board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 3, if conditions 1(c)(iii)(A) and (B) are met.

        4.     Where both an Affiliated Fund and an ARCC Fund seek to sell, exchange, or otherwise dispose of an interest in the same investment that was (i) acquired by the ARCC Fund and the Affiliated Fund in any type of Co-Investment Transaction or (ii) not acquired in a way that implicated Section 57(a)(4) but that is going to be sold, exchanged, or otherwise disposed of in a Joint Exit Transaction, and both elect to dispose of such investment, such dispositions must occur at the same time, for the same unit consideration and in amounts proportionate to their respective holding of such investments.15

14
For purposes of Syndicated Transactions that include Noncommittal Periods, the ARCC Fund and the Affiliated Fund may receive different prices and may close at different times. The ARCC Funds will not participate in these transactions unless, at the time of the pricing of the Affiliated Fund, whenever it may be, the price to be paid in the transaction is either (1) the price to be paid by at least two non-affiliated parties purchasing portions of the same investment opportunity on the same terms, at the same time, or (2) if there are not at least two non-affiliated parties also syndicated to on the same terms, at the same time, where the Board or Independent Party, as applicable, after appropriate consideration, approves it.

15
However, where the issuer of the investments in question makes an exchange or tender offer to all holders of the investment in question, which includes holders other than the ARCC Fund and the Affiliated Fund, and where there is no negotiation of terms, the ARCC Fund and the Affiliated Fund may exit the investment regardless of whether the other fund exits, without complying with the following terms. Similarly, where there is an involuntary disposition of the investment as a result of a bankruptcy proceeding, an ARCC Fund and an Affiliate Fund would not need to comply with the following procedures.

        If, however, (a) an Affiliated Fund determines to sell, exchange, or otherwise dispose of its interest in the same investment that was either acquired by an ARCC Fund and an Affiliated Fund in any Co-Investment Transaction or was not acquired in a way that implicated Section 57(a)(4) but that is going to be sold, exchanged, or otherwise disposed of in a Joint Exit Transaction, and the ARCC Fund determines not to so dispose of such investment, or (b) the ARCC Fund determines to sell, exchange, or otherwise dispose of its interest in the same investment that was either acquired by an ARCC Fund and an Affiliated Fund in any Co-Investment Transaction or was not acquired in a way that implicated Section 57(a)(4) but that is going to be sold, exchanged, or otherwise disposed of in a Joint Exit Transaction, and the Affiliated Fund determines not to so dispose of such investment, then ACM, or the Downstream Managed Fund's investment manager, as applicable, shall notify in writing ARCC's Approval Committee, or the Independent Party, as applicable, by sending the relevant material to the Approval Committee or Independent Party by overnight delivery, email or facsimile. Such notification shall include a written description regarding the proposed transaction, including the reasons for ACM's, or the Downstream Managed Fund's investment manager's, as applicable, recommendation in light of the contrary decision made with respect to the Affiliated Fund. The Approval Committee or Independent Party, as applicable, shall convene a meeting at which meeting the Approval Committee or Independent Party, as applicable, will consider ACM's, or the Downstream Managed Fund's investment manager's, respectively, recommendation and, based upon its review, the Approval Committee or Independent Party, as applicable, shall determine (pursuant to the vote of a Required Majority of the Approval Committee in the case of ARCC), to sell, exchange, or dispose of such investments pursuant to ACM's or the Downstream Managed Fund's investment manager's, as applicable, recommendation, if they determine that such action is in the best interests of the ARCC Fund, is fair and reasonable to the ARCC Fund and its shareholders, in the case of ARCC, or its interest holders, in the case of a Downstream Managed Fund, and does not involve overreaching of the ARCC Fund and its shareholders or interest holders, as the case may be, on the part of any person concerned. The determination of the Approval Committee or Independent Party, as applicable, and the reasons therefore, shall be recorded and made a part of the records of the ARCC Fund. None of ARCC or the Downstream Managed Funds shall effect such disposition until the Approval Committee of ARCC or the Independent Party of the Downstream Managed Fund considering such transaction has determined, pursuant to the vote of the Required Majority of ARCC's Approval Committee or the Downstream Managed Fund's Independent Party, as applicable, the action to be taken by the ARCC Fund.

        This condition also applies to Joint Exit Transactions where the ARCC Fund and the Affiliated Fund hold different investments in the same portfolio company. Under these circumstances, where the Affiliated Fund seeks to sell, exchange, or otherwise dispose of its investment that was not acquired in a way that implicated Section 57(a)(4) but that is going to be sold, exchanged, or otherwise disposed of in a Joint Exit Transaction which implicates Section 57(a)(4), the Affiliated Fund may only exit to the extent that the ARCC Fund that holds the different investment in the same issuer, is also offered the opportunity to exit its investment.16

16
However, as stated above, where the issuer of the investments in question makes and exchange or tender offer to all holders of the investment in question, which includes holders other than the ARCC Fund and the Affiliated Fund, and where there is no negotiation of terms, the ARCC Fund and the Affiliated Fund may exit the investment regardless of whether the other fund exits, without complying with the following terms. Similarly, where there is an involuntary disposition of the investment as a result of a bankruptcy proceeding, an ARCC Fund and an Affiliate Fund will not need to comply with the following procedures.

        The pricing in such Joint Exit Transactions for the ARCC Fund, if it determines to exit, would be negotiated to be based on the price paid by unaffiliated third-parties also seeking to exit the same investment, i.e., the market price of the investment in question. If there is no unaffiliated third party also exiting the investment and receiving a price, then the Approval Committee of ARCC must determine that the exit price to be received by the ARCC Fund is fair and in the best interests of the shareholders, in the case of ARCC, or the interest holders, in the case of a Downstream Managed Fund.

        5.     If any Affiliated Fund desires to make a "follow-on investment" (i.e., an additional investment in the same entity) in a portfolio company whose investments were acquired by an ARCC Fund and an Affiliated Fund in a Basic Co-Investment Transaction, Special Syndication Transaction or Board Approved Syndication Transaction or to exercise warrants or other rights to purchase investments of such portfolio company, ACM, or, in the case of a Downstream Managed Fund, the Downstream Managed Fund's investment manager, will:

  (a)
  notify the ARCC Fund of the proposed transaction at the earliest practical time; and

  (b)
  formulate a recommendation as to the proposed participation, including the amount of the proposed follow-on investment, by the ARCC Fund and provide the recommendation to the Approval Committee, in the case of ARCC, and to the Independent Party, in the case of a Downstream Managed Fund.

The Approval Committee, in the case of ARCC, or the Independent Party, in the case of a Downstream Managed Fund, will make their own determination with respect to follow-on investments. To the extent that:

    (i)
    the amount of a follow-on investment opportunity is not based on the ARCC Fund's and the Affiliated Fund's initial investments; and

    (ii)
    the aggregate amount recommended by ACM, or, in the case of a Downstream Managed Fund, the investment manager of such Downstream Managed Fund, to be invested by the ARCC Fund in such follow-on investment, together with the amount proposed to be invested by all Affiliated Funds in the same transaction, exceeds the amount of the follow-on investment opportunity, the amount of the follow-on investment opportunity will be allocated among them pro rata based on the size of their existing investment at that time. The ARCC Fund will participate in such investment to the extent that the Required Majority, or, in the case of a Downstream Managed Fund, such Downstream Managed Fund's Independent Party, determines that it is in the ARCC Fund's best interest. The follow-on investments acquired as permitted by this condition will be subject to the other conditions set forth in the Application following such acquisition.

        This condition 5 also applies to Joint Follow-on Transactions. A Joint Follow-On Transaction will only be made to the extent that (i) where each of an ARCC Fund and an Affiliated Fund hold the same investment, the process described above in this condition 5 is followed, or (ii) where each of an ARCC Fund and an Affiliated Fund hold different investments of the same issuer and the Affiliated Fund desires to make a follow-on investment, the ARCC Fund that did not hold the investment in question, is also offered the opportunity to invest in the same investment, at the same time and on the same terms as the fund completing the follow-on investment, pro rata based on total assets of each fund at the time. The follow-on investments acquired as permitted by this condition in a Joint Follow-On Transaction will be subject to the other conditions set forth in the Application following such acquisition.

        6.     The Approval Committee or the Independent Party, as applicable, will be provided quarterly for review a record of all investments made by Affiliated Funds during the preceding quarter that

(i) fell within the ARCC Fund's then current investment objective and met certain criteria determined by the Approval Committee or Independent Party from time to time for the purpose of this reporting requirement related to the expected minimum rate of return, liquidity and size of the investment as well as any control or management rights available to the ARCC Fund and (ii) were not made available to the ARCC Fund, as well as an explanation of why the investment opportunities were not offered to the ARCC Fund, so that the Approval Committee or the Independent Party, as applicable, may determine whether the conditions of the order have been met. In addition, the Approval Committee or the Independent Party, as applicable, will consider at least annually the continued appropriateness of the standards established for Co-Investments by the ARCC Fund, including whether the use of the standards continues to be in the best interests of the ARCC Fund and its stockholders, in the case of ARCC, or interest holders, in the case of a Downstream Managed Fund, and does not involve overreaching on the part of any person concerned.

        7.     ARCC will maintain the records required by Section 57(f)(3) of the Act as if each of the investments permitted under these conditions were approved by the Independent Directors under Section 57(f).

        8.     No Independent Director will also be a director, general partner or principal, or otherwise an "affiliated person" (as defined in the Act) of any Downstream Managed Fund or any Affiliated Fund.

        9.     The expenses, if any, associated with acquiring, holding or disposing of any investments acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the Securities Act of 1933) shall, to the extent not payable solely by ACM, Ivy Hill Management or Ares Management, be shared by the co-investors in proportion to the relative amounts of their investments to be acquired or disposed of, as the case may be.

        10.   Any transaction fee (including break-up, structuring or commitment fees but excluding broker's fees contemplated by Section 17(e)(2) of the Act, and administration fees) received in connection with a Co-Investment Transaction other than a Special Syndication Transaction or a Board Approved Syndication Transaction will be distributed to the participants on a pro rata basis based on the amount they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Affiliated Fund or an ARCC Fund pending consummation of the transaction, the fee will be deposited into an account maintained by the Affiliated Fund or ARCC Fund, as applicable, at a bank or banks having the qualifications prescribed in Section 26(a)(1) of the Act, and the account will earn a competitive rate of interest that will be divided pro rata among the participants based on the amount they invest in such Co-Investment Transaction. The Affiliated Funds, Ares Management, ACM or an Affiliate of the foregoing (other than the ARCC Funds) will not receive additional compensation or remuneration of any kind (other than (i) the transaction fees described above and (ii) investment advisory fees paid in accordance with investment advisory agreements with the co-investors) as a result of or in connection with a Co-Investment Transaction.

 III.    PROCEDURAL MATTERS

A.    COMMUNICATIONS

        Please address all communications concerning this Application and the Notice and Order to:

Michael Arougheti
President
Ares Capital Corporation
280 Park Avenue, 22nd Floor
Building East
New York, NY 10017
(212) 750-7300

and

Michael Weiner
General Counsel
Ares Capital Corporation
2000 Avenue of the Stars, 12th Floor
Los Angeles, CA 90067
(310) 201-4200

        Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

Monica Shilling
Proskauer Rose LLP
2049 Century Park East, 32nd Floor
Los Angeles, CA 90067
(310) 557-2900

and

Steven B. Boehm
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, N.W.
Washington, D.C. 20004
(202) 383-0100

B.    AUTHORIZATION

        Pursuant to Rule 0-2(c) under the Act, Applicants hereby state that ARCC, by resolutions duly adopted by its Board on October 29, 2008 (attached hereto as Exhibit A), has authorized its officers to cause to be prepared and to execute and file with the Commission an application and any amendment thereto under Sections 57(c) and 57(i) of the Act and Rule 17d-1 under the Act, for an order authorizing certain joint transactions that may otherwise be prohibited under Sections 57(a)(2) and 57(a)(4) of such Act (the "Application"). Each person executing the application on behalf of the ARCC Funds and Affiliated Funds being duly sworn deposes and says that he has duly executed the attached Application for and on behalf of the applicable ARCC Fund or Affiliated Fund; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

        All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application this 7th day of January, 2010.

ARES CAPITAL CORPORATION
By:	/s/ Michael D. Weiner
Name: Michael D. Weiner
Title: Vice President and General Counsel

ARES CAPITAL MANAGEMENT LLC, ARES MANAGEMENT LLC, ARES MANAGEMENT LIMITED, ARES MANAGEMENT, L.P., ARES MANAGEMENT II, L.P., ARES INSTITUTIONAL LOAN FUND GP, LLC, ARES CLO MANAGEMENT IIR, L.P., ARES CLO MANAGEMENT IIIR/IVR, L.P., ARES CLO MANAGEMENT V, L.P., ARES CLO MANAGEMENT VR, L.P., ARES CLO MANAGEMENT VI, L.P., ARES CLO MANAGEMENT VIR, L.P., ARES CLO MANAGEMENT VII, L.P., ARES CLO MANAGEMENT VIII, L.P., ARES CLO MANAGEMENT IX, L.P., ARES CLO MANAGEMENT X, L.P., ARES CLO MANAGEMENT XI, L.P., ARES CLO MANAGEMENT XII, L.P., ARES ENHANCED LOAN MANAGEMENT, L.P., ARES ENHANCED LOAN MANAGEMENT IR, L.P., ARES ENHANCED LOAN MANAGEMENT IR-B, L.P., ARES ENHANCED LOAN MANAGEMENT II, L.P., ARES ENHANCED LOAN MANAGEMENT III, L.P., ARES ENHANCED LOAN INVESTMENT STRATEGY ADVISOR IV, L.P., ASSF OPERATING MANAGER II, LLC, ASSF MANAGEMENT II, L.P., ARES SPC HOLDINGS, L.P., ARES SPC GP HOLDINGS LLC, ARES HIGH YIELD CSO MANAGEMENT, L.P., ARES HIGH YIELD CSO MANAGEMENT II, L.P., ARES PRIVATE ACCOUNT MANAGEMENT I, L.P., ARES ENHANCED CREDIT OPPORTUNITIES GP, LLC, ARES ENHANCED CREDIT OPPORTUNITIES FUND MANAGEMENT, L.P., ASSF OPERATING MANAGER, LLC,

ARES CSF OPERATING MANAGER I, LLC, ACOF OPERATING MANAGER, L.P., ACOF OPERATING MANAGER II, L.P., ACOF OPERATING MANAGER III, LLC, ARES CAPITAL EURO GP, L.P., ARES STRATEGIC INVESTMENT GP, LLC, ARES STRATEGIC INVESTMENT LLC, IVY HILL ASSET MANAGEMENT L.P., ARES LEVERAGED INVESTMENT FUND (U.S.), L.P., ARES LEVERAGED INVESTMENT FUND (CAYMAN), L.P., ARES LEVERAGED INVESTMENT FUND, L.P., ARES LEVERAGED INVESTMENT CORP., ARES LEVERAGED INVESTMENT FUND II, L.P., ARES LEVERAGED INVESTMENT CORP. II, ARES INSTITUTIONAL OFFSHORE LOAN FUND, B.V., ARES INSTITUTIONAL LOAN FUND, L.P., ARES INSTITUTIONAL LOAN FUND B.V., ARES IIR CLO LTD., ARES III CLO LTD., ARES IIIR/IVR CLO LTD., ARES V CLO LTD., ARES VR CLO LTD., ARES VI CLO LTD., ARES VIR CLO LTD., ARES VII CLO LTD., ARES VIII CLO LTD., ARES IX CLO LTD., ARES X CLO LTD., ARES XI CLO LTD., ARES XII CLO LTD., ARES EURO CLO I B.V., ARES EUROPEAN CLO II B.V., ARES WHITESOX CLO, LTD., ARES ENHANCED LOAN INVESTMENT STRATEGY, LTD., ARES ENHANCED LOAN INVESTMENT STRATEGY IR LTD., ARES ENHANCED LOAN INVESTMENT STRATEGY IR-B, LTD., ARES ENHANCED LOAN INVESTMENT STRATEGY II LTD., ARES ENHANCED LOAN INVESTMENT STRATEGY III, LTD., ARES ENHANCED LOAN INVESTMENT STRATEGY III EURO B.V., ARES ENHANCED LOAN INVESTMENT STRATEGY V B.V., ARES ENHANCED LOAN INVESTMENT STRATEGY VI, L.P., ARES SPC LUXEMBOURG S.À.R.L., ARES HIGH YIELD CSO I PLC, ARES HIGH YIELD CSO LTD., CONFLUENT 2 LIMITED, ARES ENHANCED CREDIT OPPORTUNITIES FUND, L.P., ARES ENHANCED CREDIT OPPORTUNITIES OFFSHORE FUND, LTD., ARES ENHANCED CREDIT OPPORTUNITIES MASTER FUND, L.P.,

ARES ENHANCED CREDIT OPPORTUNITIES FUND LTD., GLOBAL LOAN OPPORTUNITIES FUND B.V., ARES SPECIAL SITUATIONS FUND, L.P., DF US BD HOLDINGS LLC, ARES SPECIAL SITUATIONS FUND I-B, L.P., DF US BD HOLDINGS I-B LLC, ARES CREDIT STRATEGIES FUND I, L.P., ARES CORPORATE OPPORTUNITIES FUND, L.P., ARES CORPORATE OPPORTUNITIES FUND II, L.P., ARES CORPORATE OPPORTUNITIES FUND III, L.P., AF II US BD HOLDINGS L.P., AF III US BD HOLDINGS L.P., ARES CAPITAL EUROPE LIMITED, ARES CAPITAL EUROPEAN INVESTMENTS LIMITED, ARES CAPITAL EUROPE, L.P., ARES CAPITAL EUROPE (LUXEMBOURG) S.À.R.L., ARES INVESTMENTS SSF HOLDINGS, L.P., ARES STRATEGIC INVESTMENT PARTNERS LTD., ARES STRATEGIC INVESTMENT PARTNERS OFFSHORE LTD., ARES STRATEGIC INVESTMENT PARTNERS EUROPE B.V., ARES STRATEGIC INVESTMENT PARTNERS, L.P., IVY HILL MIDDLE MARKET CREDIT FUND, LTD., IVY HILL MIDDLE MARKET CREDIT FUND II, LTD., COLTS 2005-1 LTD., COLTS 2005-2 LTD., COLTS 2007-1 LTD., FIRSTLIGHT FUNDING I, LTD.
By:	/s/ Michael D. Weiner
Name: Michael D. Weiner
Authorized Person

STATE OF NEW YORK	)
)ss:
COUNTY OF NEW YORK	)

        The undersigned, being duly sworn, deposes and states that he has duly executed the foregoing Application, dated January 7, 2010, for and on behalf of Ares Capital Corporation, that he is the Vice President and General Counsel of such entity and that all action by the directors and stockholders of such entity necessary to authorize the undersigned to execute and file such instrument has been taken. Deponent further states that he is familiar with such instrument and the contents thereof and that the facts set forth therein are true to the best of his knowledge, information and belief.

ARES CAPITAL CORPORATION
By:	/s/ Michael D. Weiner Name: Michael D. Weiner Title: Vice President and General Counsel

STATE OF CALIFORNIA	)
)ss:
COUNTY OF LOS ANGELES	)

        The undersigned, being duly sworn, deposes and states that he has duly executed the foregoing Application, dated January 7, 2010, for and on behalf of Ares Capital Management LLC, Ares Management LLC, Ares Management Limited, Ares Management, L.P., Ares Management II, L.P., Ares Institutional Loan Fund GP, LLC, Ares CLO Management IIR, L.P., Ares CLO Management IIIR/IVR, L.P., Ares CLO Management V, L.P., Ares CLO Management VR, L.P., Ares CLO Management VI, L.P., Ares CLO Management VIR, L.P., Ares CLO Management VII, L.P., Ares CLO Management VIII, L.P., Ares CLO Management IX, L.P., Ares CLO Management X, L.P., Ares CLO Management XI, L.P., Ares CLO Management XII, L.P., Ares Enhanced Loan Management, L.P., Ares Enhanced Loan Management IR, L.P., Ares Enhanced Loan Management IR-B, L.P., Ares Enhances Loan Management II, L.P., Ares Enhanced Loan Management III, L.P., Ares Enhanced Loan Investment Strategy Advisor IV, L.P., ASSF Operating Manager II, LLC, ASSF Management II, L.P., Ares SPC Holdings, L.P., Ares SPC GP Holdings LLC, Ares High Yield CSO Management, L.P., Ares High Yield CSO Management II, L.P., Ares Private Account Management I, L.P., Ares Enhanced Credit Opportunities GP, LLC, Ares Enhanced Credit Opportunities Fund Management, L.P., ASSF Operating Manager, LLC, Ares CSF Operating Manager I, LLC, ACOF Operating Manager, L.P., ACOF Operating Manager II, L.P., ACOF Operating Manager III LLC, Ares Capital Euro GP, L.P., Ares Strategic Investment GP, LLC, Ares Strategic Investment Management LLC, Ivy Hill Asset Management L.P., Ares Leveraged Investment Fund (U.S.), L.P., Ares Leveraged Investment Fund (Cayman), L.P., Ares Leveraged Investment Fund, L.P., Ares Leveraged Investment Corp., Ares Leveraged Investment Fund II, L.P., Ares Leveraged Investment Corp. II, Ares Institutional Offshore Loan Fund, B.V., Ares Institutional Loan Fund, L.P., Ares Institutional Loan Fund B.V., Ares IIR CLO Ltd., Ares III CLO Ltd., Ares IIIR/IVR CLO Ltd., Ares V CLO Ltd., Ares VR CLO Ltd., Ares VI CLO Ltd., Ares VIR CLO Ltd., Ares VII CLO Ltd., Ares VIII CLO Ltd., Ares IX CLO Ltd., Ares X CLO Ltd., Ares XI CLO Ltd., Ares XII CLO Ltd., Ares Euro CLO I B.V., Ares European CLO II B.V., Ares Whitesox CLO, Ltd., Ares Enhanced Loan Investment Strategy, Ltd., Ares Enhanced Loan Investment Strategy IR Ltd., Ares Enhanced Loan Investment Strategy IR-B, Ltd., Ares Enhanced Loan Investment Strategy II Ltd., Ares Enhanced Loan Investment Strategy III, Ltd., Ares Enhanced Loan Investment Strategy III Euro B.V., Ares Enhanced Loan Investment Strategy V B.V., Ares Enhanced Loan Investment Strategy VI, L.P., Ares SPC Luxembourg S.À.R.L., Ares High Yield

1

CSO I PLC, Ares High Yield CSO Ltd., Confluent 2 Limited, Ares Enhanced Credit Opportunities Fund, L.P., Ares Enhanced Credit Opportunities Offshore Fund, LTD., Ares Enhanced Credit Opportunities Master Fund, L.P., Ares Enhanced Credit Opportunities Fund Ltd., Global Loan Opportunities Fund B.V., Ares Special Situations Fund, L.P., DF US BD Holdings LLC, Ares Special Situations Fund I-B, L.P., DF US BD Holdings I-B LLC, Ares Credit Strategies Fund I, L.P., Ares Corporate Opportunities Fund, L.P., Ares Corporate Opportunities Fund II, L.P., Ares Corporate Opportunities Fund III, L.P., AF II US BD Holdings L.P., AF III US BD Holdings L.P., Ares Capital Europe Limited, Ares Capital European Investments Limited, Ares Capital Europe, L.P., Ares Capital Europe (Luxembourg) S.À.R.L., Ares Investments SSF Holdings, L.P., Ares Strategic Investment Partners Ltd., Ares Strategic Investment Partners Offshore Ltd., Ares Strategic Investment Partners Europe B.V., Ares Strategic Investment Partners, L.P., Ivy Hill Middle Market Credit Fund, Ltd., Ivy Hill Middle Market Credit Fund II, Ltd., CoLTS 2005-1 Ltd., CoLTS 2005-2 Ltd., CoLTS 2007-1 Ltd., and Firstlight Funding I, Ltd. that he is authorized to execute this sworn statement of each entity and that all action by the directors, stockholders, general partners, trustees or members of each entity, as applicable, necessary to authorize the undersigned to execute and file such instrument has been taken. Deponent further states that he is familiar with such instrument and the contents thereof and that the facts set forth therein are true to the best of his knowledge, information and belief.

ARES CAPITAL MANAGEMENT LLC, ARES MANAGEMENT LLC, ARES MANAGEMENT LIMITED, ARES MANAGEMENT, L.P., ARES MANAGEMENT II, L.P., ARES INSTITUTIONAL LOAN FUND GP, LLC, ARES CLO MANAGEMENT IIR, L.P., ARES CLO MANAGEMENT IIIR/IVR, L.P., ARES CLO MANAGEMENT V, L.P., ARES CLO MANAGEMENT VR, L.P., ARES CLO MANAGEMENT VI, L.P., ARES CLO MANAGEMENT VIR, L.P., ARES CLO MANAGEMENT VII, L.P., ARES CLO MANAGEMENT VIII, L.P., ARES CLO MANAGEMENT IX, L.P., ARES CLO MANAGEMENT X, L.P., ARES CLO MANAGEMENT XI, L.P., ARES CLO MANAGEMENT XII, L.P., ARES ENHANCED LOAN MANAGEMENT, L.P., ARES ENHANCED LOAN MANAGEMENT IR, L.P., ARES ENHANCED LOAN MANAGEMENT IR-B, L.P., ARES ENHANCED LOAN MANAGEMENT II, L.P., ARES ENHANCED LOAN MANAGEMENT III, L.P., ARES ENHANCED LOAN INVESTMENT STRATEGY ADVISOR IV, L.P., ASSF OPERATING MANAGER II, LLC, ASSF MANAGEMENT II, L.P., ARES SPC HOLDINGS, L.P., ARES SPC GP HOLDINGS LLC, ARES HIGH YIELD CSO MANAGEMENT, L.P.,

2

ARES HIGH YIELD CSO MANAGEMENT II, L.P., ARES PRIVATE ACCOUNT MANAGEMENT I, L.P., ARES ENHANCED CREDIT OPPORTUNITIES GP, LLC, ARES ENHANCED CREDIT OPPORTUNITIES FUND MANAGEMENT, L.P., ASSF OPERATING MANAGER, LLC, ARES CSF OPERATING MANAGER I, LLC, ACOF OPERATING MANAGER, L.P., ACOF OPERATING MANAGER II, L.P., ACOF OPERATING MANAGER III, LLC, ARES CAPITAL EURO GP, L.P., ARES STRATEGIC INVESTMENT GP, LLC, ARES STRATEGIC INVESTMENT LLC, IVY HILL ASSET MANAGEMENT L.P., ARES LEVERAGED INVESTMENT FUND (U.S.), L.P., ARES LEVERAGED INVESTMENT FUND (CAYMAN), L.P., ARES LEVERAGED INVESTMENT FUND, L.P., ARES LEVERAGED INVESTMENT CORP., ARES LEVERAGED INVESTMENT FUND II, L.P., ARES LEVERAGED INVESTMENT CORP. II, ARES INSTITUTIONAL OFFSHORE LOAN FUND, B.V., ARES INSTITUTIONAL LOAN FUND, L.P., ARES INSTITUTIONAL LOAN FUND B.V., ARES IIR CLO LTD., ARES III CLO LTD., ARES IIIR/IVR CLO LTD., ARES V CLO LTD., ARES VR CLO LTD., ARES VI CLO LTD., ARES VIR CLO LTD., ARES VII CLO LTD., ARES VIII CLO LTD., ARES IX CLO LTD., ARES X CLO LTD., ARES XI CLO LTD., ARES XII CLO LTD., ARES EURO CLO I B.V., ARES EUROPEAN CLO II B.V., ARES WHITESOX CLO, LTD., ARES ENHANCED LOAN INVESTMENT STRATEGY, LTD., ARES ENHANCED LOAN INVESTMENT STRATEGY IR LTD., ARES ENHANCED LOAN INVESTMENT STRATEGY IR-B, LTD., ARES ENHANCED LOAN INVESTMENT STRATEGY II LTD., ARES ENHANCED LOAN INVESTMENT STRATEGY III, LTD., ARES ENHANCED LOAN INVESTMENT STRATEGY III EURO B.V., ARES ENHANCED LOAN INVESTMENT STRATEGY V B.V., ARES ENHANCED LOAN INVESTMENT STRATEGY VI, L.P.,

3

ARES SPC LUXEMBOURG S.À.R.L., ARES HIGH YIELD CSO I PLC, ARES HIGH YIELD CSO LTD., CONFLUENT 2 LIMITED, ARES ENHANCED CREDIT OPPORTUNITIES FUND, L.P., ARES ENHANCED CREDIT OPPORTUNITIES OFFSHORE FUND, LTD., ARES ENHANCED CREDIT OPPORTUNITIES MASTER FUND, L.P., ARES ENHANCED CREDIT OPPORTUNITIES FUND LTD., GLOBAL LOAN OPPORTUNITIES FUND B.V., ARES SPECIAL SITUATIONS FUND, L.P., DF US BD HOLDINGS LLC, ARES SPECIAL SITUATIONS FUND I-B, L.P., DF US BD HOLDINGS I-B LLC, ARES CREDIT STRATEGIES FUND I, L.P., ARES CORPORATE OPPORTUNITIES FUND, L.P., ARES CORPORATE OPPORTUNITIES FUND II, L.P., ARES CORPORATE OPPORTUNITIES FUND III, L.P., AF II US BD HOLDINGS L.P., AF III US BD HOLDINGS L.P., ARES CAPITAL EUROPE LIMITED, ARES CAPITAL EUROPEAN INVESTMENTS LIMITED, ARES CAPITAL EUROPE, L.P., ARES CAPITAL EUROPE (LUXEMBOURG) S.À.R.L., ARES INVESTMENTS SSF HOLDINGS, L.P., ARES STRATEGIC INVESTMENT PARTNERS LTD., ARES STRATEGIC INVESTMENT PARTNERS OFFSHORE LTD., ARES STRATEGIC INVESTMENT PARTNERS EUROPE B.V., ARES STRATEGIC INVESTMENT PARTNERS, L.P., IVY HILL MIDDLE MARKET CREDIT FUND, LTD., IVY HILL MIDDLE MARKET CREDIT FUND II, LTD., COLTS 2005-1 LTD., COLTS 2005-2 LTD., COLTS 2007-1 LTD., FIRSTLIGHT FUNDING I, LTD.
By:	/s/ Michael D. Weiner Name: Michael D. Weiner Authorized Person

4

EXHIBIT A

Resolutions of the Board of Directors of
Ares Capital Corporation

        NOW, THEREFORE, BE IT RESOLVED, that the officers (the "Officers") of Ares Capital Corporation (the "Corporation") be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Corporation, to cause to be prepared, executed, delivered and filed with the Securities and Exchange Commission (the "Commission") an application for an order pursuant to Section 57(i) of the Investment Company Act and Rule 17d-l promulgated under the Investment Company Act of 1940 (an "Application"), to authorize the entering into of certain joint transactions and co-investments by the Corporation with certain entities which may be deemed to be "affiliates" of the Corporation pursuant to the provisions of the Investment Company Act of 1940, which such joint transactions and co-investments would otherwise be prohibited by Section 57(a)(4) of the Investment Company Act of 1940, and to do such other acts or things and execute such other documents as they deem necessary or desirable to cause such application to comply with the Investment Company Act of 1940 and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Officer or Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application;

        RESOLVED FURTHER, that a Policy on Transactions with Affiliates statement substantially in a form restating the conditions set forth in Section III of the Application as finally approved by the Commission is hereby approved and will be adopted, upon final approval of the Application by the Commission, in all respects as a policy of the Corporation and the Officers be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Corporation, to take such action as they shall deem necessary or desirable to formalize such policies and streamline the approval process for co-investment transactions with affiliates of the Corporation, in such form as the Officer or Officers preparing the same shall approve, such approval to be conclusively evidenced by the taking of any such action;

        RESOLVED FURTHER, that the Officers be, and each of them acting alone hereby is, authorized and directed to file such additional Applications as such officers, in their sole discretion, shall deem necessary or desirable in order for the Corporation to accomplish its investment objective and

        RESOLVED FURTHER, that the Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Corporation, to perform all of the agreements and obligations of the Corporation in connection with the foregoing resolutions and to consummate the transactions contemplated thereby, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Officer or Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Officer or Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Officer's or Officers' authority therefor and the authorization, acceptance, adoption, ratification, approval and confirmation by the Corporation thereof.

(Adopted by Unanimous Written Consent dated October 29, 2008)

A-1

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UNITED STATES OF AMERICA Before the SECURITIES AND EXCHANGE COMMISSION
I. APPLICANTS
II. RELIEF REQUESTED
III. PROCEDURAL MATTERS
Resolutions of the Board of Directors of Ares Capital Corporation